
Brown & Brown
INSURANCE

2010 ANNUAL REPORT


SEIZE THE MOMENT



OPPORTUNITY

Before the cheetah darts across the plain, it is patient and disciplined. Brown & Brown's culture assures that we share these traits with the cheetah. And when the time is right, we seize the moment with relentless execution.

SEIZE THE MOMENT

*Our **relentless execution** means seizing opportunities while we train and carefully cultivate our **future leaders***

100%

Commitment to training leaders and remaining poised to seize opportunities.

Susan Heath, profit center leader of Brown & Brown's Professional Protector Plan® for Dentists, based in Tampa, Florida, says she enjoys simultaneously sharing a company culture with 176 of her peers, and competing against them to be the best. Susan and her team pride themselves on their ability to stay ahead of an ever-changing marketplace.

Just one example: "We studied coverage opportunities involving BOTOX® used in dentistry," Heath says. "We went to our carrier and proposed a product. Then we took it to market and dentists embraced the new coverage."

Heath's group also was among the first to identify an emerging trend of dentists joining forces to form larger groups. Her profit center successfully proposed that the insurance industry develop a new product tailored to these group dental practices.

Similarly, our Acumen Re operation in Mount Laurel, New Jersey, is always on the alert for ways to use Brown & Brown's time-tested techniques to help create new products to better serve our clients, while demonstrating our relentless attention to every detail.

Ted Betoni, the Acumen Re profit center leader, attributes the success of his group to a careful focus on client success. The Acumen Re team is in constant contact with clients to determine if they have

CREATING OPPORTUNITIES IN TAMPA

B & B PROTECTOR PLANS, INC.
PROGRAM: DENTAL
TAMPA, FLORIDA

Susan Heath at Brown & Brown's Professional Protector Plan® for Dentists excels at innovation, creating new tailor-made products and then executing a plan to deliver them to clients.

TEAM MEMBERS – LEFT TO RIGHT, TOP TO BOTTOM:
PAGE 2: Susan Heath, Urvish Patel;
PAGE 3: Mabel Teatel, Jason Morgan, Marie Torres, Janine Williamson, Deb Bozant, Ray Pachmayr, Lindsey Ahles





WE RECRUIT PEOPLE WHO HAVE WHAT IT TAKES TO LEAD.

needs for products not currently available in the insurance market.

"We also interact with our underwriting partner to identify any products or lines of coverage they want to pursue," Betoni says.

But execution is about more than innovation. Execution, especially in a challenging economy, is about focusing on our sales teams.

Even as Brown & Brown sought to maximize efficiency in recent years, we have not, and will not, lose sight of how important it is for our organization to continue to train and groom our next group of leaders.

Recruiting new people who have what it takes to lead at Brown & Brown is a challenge anywhere, but Jim Cherf somehow keeps getting it done at his profit center in Ephrata, Washington, population 6,800.

Cherf, whose profit center serves about 75% of the schools in the state, draws on a sports analogy to explain his approach.

"Recruiting people is a big priority for us," Cherf says. "We don't get big name free agents out here, so we have to develop our own farm system."

But whether a profit center is in a larger population center, like Tampa, or a small community like Ephrata, the Brown & Brown approach remains the same: relentless execution involves listening to the market to create the right programs and having well-trained, high-quality people who can execute every day.



*Our **decentralized organization** offers local autonomy, paired with the **substantial resources** of Brown & Brown*

176

Profit centers located around the United States, including one in the United Kingdom.

Take a look at our culture statement and you'll note the importance we place on our decentralized structure: "Brown & Brown is a lean, decentralized, highly competitive, profit-oriented sales and service organization comprised of people of the highest integrity and quality, bound together by clearly defined goals and prideful relationships." We placed it right up front because it is so important to how our profit centers are able to maximize their potential.

Let Andy Meloni, who heads up our profit center in Rochester, New York, explain why the decentralized model works so well for him. "With a decentralized organization we tend to attract an entrepreneurial type of person with a sense of urgency and a willingness to take risks," Meloni says. "Centralized organizations tend to attract caretakers."

In Brown & Brown's communities across the country, profit center leaders are encouraged to recognize opportunities and act on them without waiting for corporate approval. It makes us agile and quick, like a cheetah.

At Public Risk Insurance Agency (PRIA®) in Daytona Beach, Florida, Alan Florez and the PRIA team saw an opportunity to expand to other areas within the Florida governmental sector. PRIA's success was built largely on small- and medium-sized public entities eligible to participate in a pooling program. Broadening the client base to include public entities with needs in other areas like builder's risk, larger property and casualty placements and employee benefits became a key to ensuring continued growth.

"In order to meet the goal of steady organic growth, we had to start selling different products to different types of clients," Florez says, "So we developed a plan that would achieve that goal. It worked, and we grew."

Florez says the ability to be flexible and unburdened by corporate bureaucracy allowed PRIA to adapt quickly. But freedom also carries with it the responsibility for successful execution. Florez says, "We didn't need to go through a series of planning meetings with folks from above, we just did it. We feel empowered but we know we're accountable. So it had better work."

A common theme among the 176 Brown & Brown profit centers is that there is no common approach to insurance products or client solutions. Leaders are free to focus on specialized products or industries.

"We couldn't work without the decentralized nature of Brown & Brown," says John Traver, who heads up Sigma Underwriting Managers® in Hollywood, Florida. "Our business model is a little different than the other Wholesale Brokerage operations since we are primarily an underwriting manager for a single insurance company."

Traver says the independence he enjoys, combined with the support available from Brown & Brown, gives him the best of both worlds.

"The decentralized structure means that our team feels like this is our business," Traver says. "But we are also part of a large organization. This is a dream job."



OUR PROFIT CENTER LEADERS ARE FREE TO RECOGNIZE OPPORTUNITIES AND ACT ON THEM.

STRONG FUNDAMENTALS IN ROCHESTER



RETAIL OFFICE
ROCHESTER, NEW YORK

Andy Meloni says entrepreneurial-type people are drawn to his Rochester, New York, profit center because they enjoy the opportunity offered by Brown & Brown's decentralized structure.

TEAM MEMBERS – LEFT TO RIGHT, TOP TO BOTTOM:
Andy Meloni, Chip Strowe, Bill Balderston, Joanne Cammilleri, Meg Lute, Linda Evans, Tim Pullis













We are ready to ***seize the moment,*** *to unleash* ***our talent*** *into each new day*

51%

Revenue increase in Decus Insurance Brokers Limited, London.

We chose the theme "Seize the Moment" for this year's report to highlight our expectation that the economic fortunes of our clients are primed for a rebound. And when that happens, Brown & Brown will be rewarded for carefully preparing for that day. We are prepared to take off at full stride to seize new opportunities. We are poised to propel ourselves to further distinguish Brown & Brown from our competition.

During one of the softest markets experienced in our business in generations, our people continued to nimbly take action to make the most of possibilities.

At our Decus Insurance Brokers, Limited profit center in London, Chris Hatt, Mel Alexander, and the rest of their team increased revenue in 2010 by 51% over 2009 by adding new clients while expanding business relationships with their existing customer base.

"We have a robust infrastructure for future growth and are careful to invest in the right people, each of whom seizes the moment every day in assisting our customers," Hatt says.

Another striking example of how Brown & Brown's preparation is rewarded can be found at our Lisle, Illinois, profit center, outside of Chicago. The Lisle location specializes in surety/bonding coverage for large construction projects, and recently helped a client acquire surety bonds for work on a $350 million tunnel

LEADING THE WAY IN LONDON

DECUS INSURANCE BROKERS LIMITED
LONDON, ENGLAND, UK

In a short time the Decus Insurance Brokers Limited profit center, located next to Lloyd's of London, has become a top performer at Brown & Brown.

TEAM MEMBERS – LEFT TO RIGHT, TOP TO BOTTOM:
PAGE 6: Chris Hatt, Sophie Brookman;
PAGE 7: Mel Alexander, John Harris, Brian King, Stephen Hoes, Debbie Bird, Gemma Nicholson, Trevor Larwood, Dean Sterling


BROWN & BROWN



OUR PEOPLE CONTINUE TO NIMBLY TAKE ACTION TO MAKE THE MOST OF POSSIBILITIES.

under San Francisco Bay, a project that started in the Fall of 2010.

"We were able to use our experience and relationships to turn that into a sizeable amount of business for our team," says Lisle's Bill Cahill.

Tony Strianese's Peachtree Special Risk Brokers encountered a common competitive situation in 2010, when its Atlanta operation sought to replace an entrenched incumbent as the new broker for an account.

"As the underdog, our team was given a short time frame to select markets in which to build a program," says Strianese. "We restructured the program, enhanced the coverage and beat the price of the incumbent."

We could fill many pages with similar examples of our people acting swiftly to deliver a job well done. We anticipate and prepare for changes. And when we identify an emerging need among our clients, or potential clients, we work quickly to respond to it.

Carpe diem, which translates roughly into "seize the day," is immediate enough for so me. But Brown & Brown is ready to act even more quickly than that. We are ready to seize the moment.



Dear Shareholders,

Although 2010 presented many challenges, we are very pleased with what we accomplished in the last year. We *completed* acquisitions representing $70 million of annualized revenue. Our organic growth improved incrementally over 2009. Insurable exposure units (payrolls, sales, etc.) continued to be down, but not as much as in the previous year. Insurance rates are still soft and seem likely to remain so for the near term. That said, we constantly strive to exceed our customers' expectations and to fulfill their insurance needs.

As a result of the current economic conditions and soft insurance rate environment, we experienced another year of negative organic growth. We make no excuses. While we always strive to grow organically, in 2010, shrinking exposure units in the middle-market economy continued to have a significant adverse impact on our organic growth. 2010 was incrementally better than 2009, but was certainly not where we would have liked it to be.

In 2010, we all heard a lot about health care reform. Employee benefits revenues comprised approximately 18% of our total revenues in 2010. Health care reform continues to create uncertainty for our clients. This uncertainty is exacerbated by the fact that health care resources are generally regional or even local to geographic markets. What works for a client in Tampa, Florida may not work for a client in Boston, Massachusetts. However, we continue to educate our customers and implement changes that are designed to help our clients navigate through this unique market environment. We believe this area continues to present promising opportunities for growth in our Retail Division.

Our acquisition strategy has not changed. We look for high-quality businesses with high-quality people who fit culturally with Brown & Brown. The vast majority of our acquisitions in 2010 were in the retail sector, while our most sizable transaction was completed in our Services Division with the purchase of the assets of Crowe, Paradis Holding Company, LLC, et al., now known as The Advocator Group. We continue to actively seek investment opportunities for all of our divisions—Retail, Programs, Wholesale Brokerage and Services. Going

J. POWELL BROWN, CPCU
President and
Chief Executive Officer



forward, the strength and stability of our balance sheet will enable us to continue to "seize the moment" as opportunities arise.

"Brown & Brown University" continues to be a very important part of the acculturation of the new people who join us through acquisitions and who come to us from other industries, as well as a center for reinforcement and improvement of our technical knowledge and sales training. We teach everything from basic property and casualty insurance to complex health care solutions. We will continue to invest in the training and development of our current and future teammates.

Finally, we say, "as much as things change, they stay the same." First, we are committed to doing what is in the best interests of our clients each and every time. Second, our people are our greatest asset. We believe our unique culture and our people distinguish us from other insurance intermediaries. Third, we are committed to growing our business organically (exposure unit shrinkage willing) and through good acquisitions.

Thank you for your support. Seize the moment!

Regards,

J. POWELL BROWN, CPCU
President and Chief Executive Officer

THE RETAIL DIVISION

Total revenues for 2010 were **$575.1 million**

KEY ACQUISITIONS DURING 2010 INCLUDED:

- Carbone Insurance Agency, Inc.
  Utica, New York
- Commonwealth Insurance Group LLC
  Charleston, South Carolina
- DiMartino Associates, Inc.
  Seattle, Washington
- Eberhart & Company Insurors, Inc.
  Roswell, Georgia
- E.P. Bishop Company
  Ewing, New Jersey
- Excel Underwriter Alliance, Inc.
  Voorhees, New Jersey
- Insurance Exchange, Inc.
  Albuquerque, New Mexico
- Ladd's Agency, Inc.
  North Syracuse, New York
- Martin Benefits Consulting, LLC
  New York, New York
- Mavum Consulting, LLC
  Indianapolis, Indiana
- Meridian Group of New York, Inc.
  Utica, New York
- Pinnacle Insurance Agency, Inc.
  N. Aurora, Illinois
- Rogers & Norman, Inc.
  Seattle, Washington
- Ruland & Mattingley Insurance Services, Inc.
  Laguna Hills, California
- Slocum and Associates, Inc.
  Lake Charles, Louisiana
- Stone Insurance Agencies
  Meriden, Connecticut
- Stugeon, Kennedy & Roberts, LLC
  Owensboro, Kentucky
- Synergy Benefits, Inc.
  Potomac Falls, Virginia
- Thomas R. Jones, Inc.
  Homestead, Florida

The Retail Division is the foundation of Brown & Brown, operating through 111 profit centers in 31 states and employing more than 1,000 licensed insurance agents and experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public entity, professional, association and individual customers. We are middle-market insurance intermediaries that place, on behalf of our clients, insurance coverages with premiums ranging from several thousand dollars to several million dollars.

The categories of insurance we principally sell include property insurance covering physical damage to property and resultant interruption of business or extra expense caused by fire, windstorm or other perils; casualty insurance covering legal liabilities, workers' compensation, and commercial and private passenger automobile exposures; and fidelity and surety bonds. We also sell and service group and individual life, accident, disability, health, hospitalization, medical and dental insurance.

Even though the last few years have posed significant challenges for us and for most retail insurance agencies, primarily due to significant reductions in insurable exposure units such as sales, payrolls, property and inventory values resulting from the general weakening of the U.S. middle-market economy, we have strived to be incrementally more efficient each year. As a result, our retail operations are more efficient today than ever before. It is during such difficult economic periods that our decentralized operating model demonstrates its strength by enabling our operations to maintain superior operating profit margins in the face of significant revenue evaporation, and positioning us to "seize the moment" as the U.S. middle-market economy improves.

Another bright spot in the year was our continued success in attracting superior agencies to join our Company. In 2010, we acquired 29 retail agencies with annualized revenues of approximately $42.0 million. These included three new "stand-alone" retail agencies in Homestead, Florida, Seattle, Washington, and New York, New York. The other acquired retail agencies were combined with our existing retail offices, which generally allows the acquired entities to operate more efficiently.

AT-A-GLANCE

CONTRIBUTION TO TOTAL REVENUES


59.1%

CONTRIBUTION TO INCOME BEFORE INCOME TAXES


48.1%

DIVISION TOTAL REVENUES

dollars in millions


518.0
562.4
590.2
583.4
575.1
06
07
08
09
10

OUR RETAIL DIVISION OFFICE LOCATIONS


WA
OR
CA
NV
AZ
NM
CO
TX
OK
AR
LA
MN
WI
MI
IL
IN
OH
KY
TN
GA
FL
SC
NC
VA
PA
NY
NH
MA
CT
NJ
DE

Arizona	Louisiana	Oklahoma
Arkansas	Massachusetts	Oregon
California	Michigan	Pennsylvania
Colorado	Minnesota	South Carolina
Connecticut	Nevada	Tennessee
Delaware	New Hampshire	Texas
Florida	New Jersey	Virginia
Georgia	New Mexico	Washington
Illinois	New York	Wisconsin
Indiana	North Carolina	
Kentucky	Ohio	

DIVISION OPERATING PROFIT MARGIN[1]

as a percentage


35.5
35.9
33.2
31.4
32.0
06
07
08
09
10

DIVISION INCOME BEFORE INCOME TAXES

dollars in millions


145.8
159.3
138.6
121.8
128.0
06
07
08
09
10

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE NATIONAL PROGRAMS DIVISION

Total revenues for 2010 were **$189.2 million**

OPERATIONAL BRAND NAMES

- **PROFESSIONAL PROGRAMS:**
  - CalSurance®
  - CITA Insurance Services℠
  - CPA Protector Plan®
  - Environmental Protector Plan℠
  - Lawyer's Protector Plan® (LPP®)
  - Optical Service Protector Plan® (OSPP®)
  - Optometric Protector Plan® (OPP®)
  - Professional Protector Plan® for Dentists
  - Railroad Protector Plan® (RRPP®)
  - TitlePac®
  - Towing Operators Protector Plan® (TOPP®)
  - Wedding Protector Plan®
- **SPECIAL PROGRAMS:**
  - Acumen Re Management Corporation
  - AFC Insurance, Inc.
  - American Specialty Insurance & Risk Services, Inc.
  - Fabricare—Irving Weber Associates, Inc.
  - Florida Intracoastal Underwriters, Limited Company (FIU)
  - Parcel Insurance Plan® (PIP®)
  - Proctor Financial, Inc.
  - ***Public Entity Operations:***
    - APEX®
    - Canfield & Associates
    - Downey Insurance®
    - IDEAL Insurance Agency
    - Public Risk Underwriters®

Our National Programs Division consists of two units: Professional Programs and Special Programs. This Division manages or administers more than 50 different programs that provide a broad spectrum of insurance products and services to our clients. In most cases, the insurance carriers that underwrite the programs have delegated underwriting and, in many instances, claims handling authority to our programs operations. These programs are generally distributed through nationwide networks of independent agents and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches.

Professional Programs offers professional liability and related package insurance products for certain professionals. Professional Programs tailors insurance products to the needs of a particular professional group; negotiates policy forms and coverage with an insurance company; and, in certain cases, secures the formal or informal endorsement of the product by a professional association or sponsoring company. Professional groups that Professional Programs services include dentists, lawyers, accountants, optometrists, opticians, insurance agents, financial advisors, registered representatives, securities broker-dealers, benefit administrators, real estate brokers, real estate title agents and escrow agents.

Special Programs markets targeted products and services to specific industries, trade groups, public and quasi-public entities and market niches. Most of our special programs are marketed and sold through independent agents; however, some are marketed and sold directly to insured customers. The largest group of programs in the Special Programs Unit is the Public Entity Operations. These are programs that provide a variety of insurance programs designed specifically for cities, municipalities, school boards and quasi-governmental agencies. Offerings range from fully insured programs to risk retention insurance pools to excess and facultative-specific coverages.

One of our many outstanding operations in this sector is Apex Insurance Services (Apex®), which is a managing general agent (MGA)/program manager/wholesale broker/third-party administrator (TPA) specializing in public entities, educational institutions and non-profit organizations. Apex provides property and casualty insurance and reinsurance solutions for individual entities and for more than 60 public entity risk pools.

Since Apex joined us in October 2006, its revenues have increased more than 63%. In 2010 alone, Apex's revenues increased 11.9%. This strong and steady growth is fueled by an aggressive focus on new business while maintaining a renewal retention rate of over 90%.

Other outstanding programs in the Special Programs Unit provide insurance coverages and insurance solutions for coastal and inland high-value condominiums and apartments; dry cleaners, linen supply and uniform rental companies; commercial and private shippers of small packages and parcels; and clients in professional sports, motor sports, amateur sports and the entertainment industry.

AT-A-GLANCE

OUR NATIONAL PROGRAMS DIVISION OFFICE LOCATIONS


WA
CA
KS
MO
OK
TX
IL
IN
MI
NY
PA
NJ
VA
GA
FL

California
Florida
Georgia
Illinois
Indiana
Kansas
Michigan
Missouri
New Jersey
New York
Oklahoma
Pennsylvania
Texas
Virginia
Washington

DIVISION TOTAL REVENUES

dollars in millions


157.4
157.5
178.3
190.6
189.2
06
07
08
09
10

DIVISION OPERATING PROFIT MARGIN(1)

as a percentage


43.1
42.0
44.8
44.6
46.2
06
07
08
09
10

CONTRIBUTION TO TOTAL REVENUES


19.4%

CONTRIBUTION TO INCOME BEFORE INCOME TAXES


28.2%

DIVISION INCOME BEFORE INCOME TAXES

dollars in millions


48.6
47.1
63.3
70.4
74.9
06
07
08
09
10

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE WHOLESALE BROKERAGE DIVISION

Total revenues for 2010 were **$158.7 million**

Our Wholesale Brokerage Division markets excess and surplus commercial and personal insurance products to retail insurance agencies, and reinsurance products and services to insurance companies throughout the United States. Our Wholesale Brokerage Division offices represent various U.S. and U.K. surplus lines insurance companies, and certain of our offices are also Lloyd's of London correspondents. The Wholesale Brokerage Division also represents admitted insurance companies for the purpose of enabling smaller agencies that otherwise would not have access to these markets to place business there. Excess and surplus lines insurance products include a wide variety of insurance coverages, such as personal lines homeowners, jewelry, yachts, commercial property and casualty, commercial automobile, garage, restaurant, builders' risk and inland marine lines. Difficult-to-insure general liability and products liability coverages are a specialty, as is excess workers' compensation coverage. Wholesale brokers solicit business through mailings and through direct contact with retail agency representatives.

One of our fastest-growing wholesale brokerage operations is Decus Insurance Brokers Limited, our wholly-owned London brokerage operation which commenced business in March 2008. With offices adjacent to the Lloyd's of London building, Decus quickly established itself as one of the most innovative and well-respected firms in the London insurance market. The Decus platform provides wholesale insurance agents access to the Lloyd's of London market as well as to Bermudan and other European insurers.

Decus derives its revenue from the placement of delegated "binding authority" arrangements for a wide range of classes including forced-placed property insurance for financial institutions, homeowner's insurance for high-net-worth individuals, professional management and financial lines as well as placement of large complex individual property risks.

The Professional Liability specialization of our Wholesale Brokerage Division is an area of concentration which we believe will contribute to future growth. Through the brokering of products such as directors and officers' liability, employment practices, and lawyers' professional and miscellaneous professional liability, retail agents have access to an outside resource providing them with "A+" customer service, superior product knowledge and unparalleled market relationships.

In accordance with our commitment to invest in talent via Brown & Brown University, the Wholesale Brokerage Division developed and conducted a new school in 2010 that focuses on professional liability coverages. Our newer brokers received in-depth instruction with emphasis on reviewing and comparing policy forms and endorsements, and procuring specific manuscripted endorsements from certain of our insurance company trading partners. Our brokers know that in order to have long-term success, you must differentiate yourself from the competition, and be a clear value-added partner in the placement of various risks.

Additional specialized wholesale coverages available through this Division include professional and general liability for the healthcare industry; programs for the construction industry; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; directors' and officers' liability for condominium and residential associations and other entities; and employment practices liability products for commercial operations and social services providers.

OPERATIONAL BRAND NAMES

- Axiom Re
- Big Sky Underwriters
- Braishfield Associates
- Combined Group Insurance Services
- Decus Insurance Brokers Limited
- Delaware Valley Underwriters (DVUA)
- ECC Insurance Brokers
- Evergreen Re
- Graham-Rodgers
- Halcyon Underwriters
- Hull & Company
- MacDuff E&S Insurance Brokers
- MacDuff Underwriters
- National Risk Solutions
- Peachtree Special Risk Brokers
- Sigma Underwriting Managers®

AT-A-GLANCE

CONTRIBUTION TO TOTAL REVENUES


16.3%

CONTRIBUTION TO INCOME BEFORE INCOME TAXES


9.5%

DIVISION TOTAL REVENUES

dollars in millions


163.3
178.9
170.6
158.3
158.7
06
07
08
09
10

OUR WHOLESALE BROKERAGE DIVISION OFFICE LOCATIONS


WA
MT
MN
OR
NY
NE
IL
PA
CT
NJ
CO
WV
VA
CA
TN
NC
OK
AZ
GA
TX
LA
HI
FL
England

Arizona
California
Colorado
Connecticut
Florida
Georgia
Hawaii
Illinois
Louisiana
Minnesota
Montana
Nebraska
New Jersey
New York
North Carolina
Oklahoma
Oregon
Pennsylvania
Tennessee
Texas
Virginia
Washington
West Virginia

London, England

DIVISION OPERATING PROFIT MARGIN[1]

as a percentage


32.9
31.5
26.9
26.2
29.0
06
07
08
09
10

DIVISION INCOME BEFORE INCOME TAXES

dollars in millions


26.9
28.0
17.6
17.0
25.2
06
07
08
09
10

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE SERVICES DIVISION

Total revenues for 2010 were **$46.4 million**

The Services Division is comprised of USIS®; Preferred Governmental Claims Solutions® (PGCS®); AmeriSys®, a division of USIS, Inc.®; Allocation Services, Inc., doing business as NuQuest Bridge Pointe®; Medical Settlement Protocols® (Protocols®); and The Advocator Group℠. These operations provide clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and Social Security disability and Medicare benefits advocacy services. Unlike our other three divisions, the Services Division's revenues are primarily derived from fees.

OPERATIONAL BRAND NAMES

- AmeriSys®
- Medical Settlement Protocols®
- NuQuest Bridge Pointe®
- Preferred Governmental Claims Solutions® (PGCS®)
- The Advocator Group℠
- USIS®

Our newest acquisition in the Services Division is The Advocator Group℠ (a/k/a Crowe Paradis) which joined us in September 2010. The Advocator Group provides nationwide representation for Social Security Disability claimants, as well as health plan selection and enrollment assistance for Medicare beneficiaries, working closely with employer-sponsored group life, disability and health plan participants to assure that disabled employees receive the education, advocacy and benefit coordination assistance necessary to achieve our core mission of obtaining the fastest possible benefit approvals for our clients. In addition, The Advocator Group provides second-injury fund recovery services to the workers' compensation insurance market.

Due to complex legislation and government backlogs, disabled workers and qualified Medicare recipients often face confusion, difficulty and delay in obtaining disability insurance payments or proper Medicare coverage. The Advocator Group serves individuals nationwide with an experienced team of SSDI experts, Medicare advisors and legal professionals who work diligently to understand and serve the unique needs of each client.

The Advocator Group's disability, Social Security and Medicare expertise is applied in the Long-Term Disability (LTD) market, assisting insurers and self-insured employers to maximize the Social Security Disability benefits available to beneficiaries covered under their LTD plans.

The combination of the aging of the U.S. population, the complexity of Social Security regulations and the pressure on private and public health and disability plans to provide better coverage and reduce costs creates increased opportunities for The Advocator Group.

USIS® and PGCS® provide comprehensive risk management and third-party administration services for insurance entities and self-funded or fully-insured workers' compensation and liability plans.

NuQuest Bridge Pointe® and Medical Settlement Protocols® provide a full suite of Medicare Secondary Payer compliance-related services, including Medicare set-aside services, medical cost projection services, Medicare conditional payment resolution and professional administration of settlement funds, to more than 175 insurance carriers, third-party administrators, self-insured employers and claimants nationwide. These entities assist with enforcement of the Medicare Secondary Payer Statute (MSP), which is intended to ensure that Medicare does not make primary payment to health care providers when another responsible payer exists.

AmeriSys® provides certified and non-certified medical management and managed care programs for workers' compensation insurance plans. Services include case management; utilization review and management; client access to custom developed medical provider networks (PPOs); and Return-to-Work programs and initiatives.

AT-A-GLANCE

OUR SERVICES DIVISION OFFICE LOCATIONS


CO
GA
FL
MA

Colorado
Florida
Georgia
Massachusetts

DIVISION TOTAL REVENUES
dollars in millions


32.6
35.4
32.1
32.7
46.4
06
07
08
09
10

DIVISION OPERATING PROFIT MARGIN(1)
as a percentage


26.8
27.8
26.0
24.8
25.5
06
07
08
09
10

CONTRIBUTION TO TOTAL REVENUES


4.8%

CONTRIBUTION TO INCOME BEFORE INCOME TAXES


2.9%

DIVISION INCOME BEFORE INCOME TAXES
dollars in millions


8.0
8.7
7.2
7.0
7.7
06
07
08
09
10

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

Leadership Overview



C. ROY BRIDGES
CIC
Regional President

Roy is Regional President responsible for certain retail operations on the west coast of Florida and in the states of Arkansas, California, Colorado, Louisiana, Nevada, New Mexico, Oklahoma, Oregon, Tennessee and Texas.



SAM R. BOONE, JR.
Regional Executive Vice President

Sam is Regional Executive Vice President responsible for the Company's Public Entity operations and the Company's Services Division.



LINDA S. DOWNS
CPCU, AIA
Regional President

Linda is Regional President responsible for certain retail operations in Delaware, Georgia, Illinois, Kentucky, Michigan, Minnesota, New Jersey, New York, Ohio, Pennsylvania, South Carolina, Wisconsin, and for Halcyon Underwriters, Inc.



KENNETH R. MASTERS
Regional Executive Vice President

Ken is Regional Executive Vice President responsible for the Company's National Programs Division operations, including CalSurance®, TitlePac®, Proctor Financial, Inc., Parcel Insurance Plan®, Professional Protector Plan® for Dentists, Lawyer's Protector Plan®, American Specialty Insurance & Risk Services, Inc. and B&B Protector Plans, Inc.



CHARLES H. LYDECKER
CPCU, CIC, AIM
Regional President

Charlie is Regional President responsible for certain retail operations in Arizona, Florida, New Jersey, New York, Texas and Virginia.



MICHAEL J. RIORDAN
Regional Executive Vice President

Mike is Regional Executive Vice President responsible for Hull & Company and several other Brown & Brown wholesale MGA subsidiaries, including Graham-Rogers, Big Sky Underwriters, Braishfield Associates and the Combined Group.



J. SCOTT PENNY
CIC
Regional President & Chief Acquisitions Officer

Scott is Regional President responsible for certain retail operations in Connecticut, Illinois, Indiana, Kentucky, Massachusetts, New Hampshire, New Jersey, Pennsylvania, and Washington. As Chief Acquisitions Officer, Scott also has primary responsibility for Brown & Brown's mergers and acquisitions (M&A) activity.



ANTHONY T. STRIANESE
Regional Executive Vice President

Tony is Regional Executive Vice President responsible for Peachtree Special Risk Brokers and certain other Brown & Brown wholesale brokerage operations including ECC Insurance Brokers, MacDuff Underwriters and Decus Insurance Brokers, Ltd.

Directors and Executive Officers


A
B
C
D
E
F
G
H
I
J
K

DIRECTORS

A] WENDELL S. REILLY
Managing Partner, Grapevine Partners, LLC
Acquisition Committee, Chairman; Nominating/Corporate Governance Committee

B] SAMUEL P. BELL, III, ESQ.
Partner of the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Acquisition Committee; Compensation Committee, Chairman

C] BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer, Rock-Tenn Company
Acquisition Committee; Audit Committee; Nominating/Corporate Governance Committee

D] TONI JENNINGS
Former Lieutenant Governor, State of Florida, Former President, Jack Jennings & Sons
Audit Committee; Compensation Committee

E] HUGH M. BROWN
Founder and former President & Chief Executive Officer, BAMSI, Inc.
Audit Committee; Nominating/Corporate Governance Committee

F] J. POWELL BROWN, CPCU
President & Chief Executive Officer, Brown & Brown, Inc.

G] J. HYATT BROWN, CPCU, CLU
Chairman, Brown & Brown, Inc.

H] CHILTON D. VARNER, ESQ
Partner of the law firm of King & Spalding, LLP
Compensation Committee; Nominating/Corporate Governance Committee, Chairman

I] TIMOTHY R. M. MAIN
Managing Director
JP Morgan Chase & Co.

J] JOHN R. RIEDMAN
Chairman, Riedman Corporation

K] THEODORE J. HOEPNER
Former Vice Chairman, SunTrust Bank Holding Company
Acquisition Committee; Audit Committee, Chairman; Compensation Committee

EXECUTIVE OFFICERS

J. POWELL BROWN, CPCU
President & Chief Executive Officer

C. ROY BRIDGES, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Regional President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional President

J. SCOTT PENNY, CIC
Regional President and Chief Acquisitions Officer

SAM R. BOONE, JR.
Regional Executive Vice President

KENNETH R. MASTERS
Regional Executive Vice President

MICHAEL J. RIORDAN
Regional Executive Vice President

ANTHONY T. STRIANESE
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer & Chief Financial Officer

ROBERT W. LLOYD, ESQ., CIC
Vice President & General Counsel

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary & Chief Corporate Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Internal Operations

THOMAS M. DONEGAN, JR., ESQ., CIC
Vice President, Assistant Secretary & Chief Acquisitions Counsel

ANN VAN DYK CHEETAH CENTRE

Preserving the ***majestic cheetah*** *and other rare and* ***endangered animals***



Located in Pretoria, South Africa, the Ann van Dyk Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at the Centre—a dramatic contrast to the days when the entire cheetah population in South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures—including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the Ann van Dyk Cheetah Centre has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa, it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the Ann van Dyk Cheetah Centre.

To make a donation or learn more, please contact the Ann van Dyk Cheetah Centre at cheetah@dewildt.co.za. Or mail a tax-deductible donation to the Foundation in the U.S. to:

Carson Springs Wildlife Foundation
8528 East County Road 225
Gainesville, Florida 32609

INDEX TO FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements included elsewhere in this Annual Report.

We are a diversified insurance agency, wholesale brokerage, insurance programs and services organization headquartered in Daytona Beach and Tampa, Florida. As an insurance intermediary, our principal sources of revenue are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including reinsurance rates paid by such insurance companies, none of which we control.

The volume of business from new and existing customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions all affect our revenues. For example, level rates of inflation or a continuing general decline in economic activity could limit increases in the values of insurable exposure units. Conversely, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Historically, our revenues have typically grown as a result of an intense focus on net new business growth and acquisitions.

We foster a strong, decentralized sales culture with a goal of consistent, sustained growth over the long term. As of January 2011, our senior leadership group included eight executive officers with regional responsibility for oversight of designated operations within the Company. In July 2010, J. Scott Penny was promoted to the position of Regional President, and in January 2011, he was named Chief Acquisitions Officer. Also in January, 2011, Linda S. Downs and Charles H. Lydecker were promoted to be Regional Presidents. As previously announced, Jim W. Henderson, Vice Chairman and Chief Operating Officer, retired from the Company in August 2010, and Kenneth D. Kirk, Regional President, and Thomas E. Riley, Regional President and Chief Acquisitions Officer, ceased employment with the Company in January 2011.

We increased revenues every year from 1993 to 2008. In 2009, our revenue dropped to $967.9 million, then increased 0.6% to $973.5 million in 2010. Our revenues grew from $95.6 million in 1993 to $973.5 million in 2010, reflecting a compound annual growth rate of 14.6%. In the same period, we increased net income from $8.0 million to $161.8 million in 2010, a compound annual growth rate of 19.3%.

The past four years have posed significant challenges for us and for our industry in the form of a prevailing decline in insurance premium rates, commonly referred to as a "soft market;" increased significant governmental involvement in the Florida insurance marketplace since 2007, resulting in a substantial loss of revenue for us; and, beginning in the second half of 2008 and throughout 2010, increased pressure on the values of insurable exposure units as the consequence of the general weakening of the economy in the United States.

Beginning in the first quarter of 2007 through the fourth quarter of 2010 we experienced negative internal revenue growth each quarter. This was due primarily to the "soft market," and, beginning in the second half of 2008 and throughout 2010, the decline in insurable exposure units, which further reduced our commissions and fees revenue. Part of the decline in 2007 was the result of the increased governmental involvement in the Florida insurance marketplace, as described below in "The Florida Insurance Overview." One industry segment that was hit especially hard during these years was the home-building industry in southern California and, to a lesser extent in Nevada, Arizona and Florida. We have a wholesale brokerage operation that focuses on placing property and casualty insurance products for that home-building segment. The revenues from this operation were significantly adversely impacted during 2007 through 2009 by these national economic trends, and by 2010 these revenues were insignificant.

While insurance premium rates continued to decline for most lines of coverage during 2010, the rate of decline appeared to be slowing. In 2009 and 2010, continued declining exposure units had a greater negative impact on our commissions and fees revenue than declining insurance premium rates. Although we do not anticipate any significant changes to the insurance premium rates during 2011, there appears to be a very gradual improvement in the rate of decline of exposure units which we expect will continue into 2011.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on the aforementioned considerations for the prior year(s). Over the last three years, profit-sharing contingent commissions have averaged approximately 5.6% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are typically included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. In recent years, five national insurance companies have replaced the loss-ratio based profit-sharing contingent commission calculation with a guaranteed fixed-base methodology, referred to as "Guaranteed Supplemental Commissions" ("GSCs"). Since these GSCs are not subject to the uncertainty of loss ratios, they are accrued throughout the year based on actual premiums written. As of December 31, 2010, we earned $13.4 million from GSCs during 2010. Most of this total will not be collected until the first quarter of 2011. For the twelve-month periods ended December 31, 2009 and 2008, we earned $15.9 million and $13.4 million, respectively, from GSCs.

Fee revenues relate to fees negotiated in lieu of commissions, which are recognized as services are rendered. Fee revenues are generated primarily by: (1) our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services, and Social Security disability and Medicare benefits advocacy services, and (2) our National Programs and Wholesale Brokerage Divisions, which earn fees primarily for the issuance of insurance policies on behalf of insurance companies. These services are provided over a period of time, typically one year. Fee revenues, as a percentage of our total commissions and fees, represented 14.6% in 2010, 13.3% in 2009 and 13.7% in 2008.

Historically, investment income has consisted primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. As a result of the bank liquidity and solvency issues in the United States in the last quarter of 2008, we moved substantial amounts of our cash into non-interest bearing checking accounts so that they would be fully insured by the Federal Depository Insurance Corporation ("FDIC") or into money-market investment funds (a portion of which is FDIC insured) of SunTrust and Wells Fargo, two large national banks. Investment income also includes gains and losses realized from the sale of investments.

Florida Insurance Overview

Many states have established "Residual Markets," which are governmental or quasi-governmental insurance facilities that provide coverage to individuals and/or businesses that cannot buy insurance in the private marketplace, i.e., "insurers of last resort." These facilities can be designed to cover any type of risk or exposure; however, the exposures most commonly subject to such facilities are automobile or high-risk property exposures. Residual Markets can also be referred to as FAIR Plans, Windstorm Pools, Joint Underwriting Associations, or may even be given names styled after the private sector like "Citizens Property Insurance Corporation" in Florida.

In August 2002, the Florida Legislature created "Citizens Property Insurance Corporation" ("Citizens"), to be the "insurer of last resort" in Florida. Initially, Citizens charged insurance rates that were higher than those generally prevailing in the private insurance marketplace. In each of 2004 and 2005, four major hurricanes made landfall in Florida. As a result of the ensuing significant insurance property losses, Florida property insurance rates increased in 2006. To counter the higher property insurance rates, the State of Florida instructed Citizens to significantly reduce its property insurance rates beginning in January 2007. By state law, Citizens guaranteed these rates through January 1, 2010. As a result, Citizens became one of the most, if not the most, competitive risk-bearers for a large percentage of Florida's commercial habitational coastal property exposures, such as condominiums, apartments, and certain assisted living facilities. Additionally, Citizens became the only insurance market for certain homeowner policies throughout Florida. Today, Citizens is one of the largest underwriters of coastal property exposures in Florida. Effective January 1, 2010, Citizens raised its insurance rates, on average, 10% for properties with values of less than $10 million, and more than 10% for properties with values in excess of $10 million. It is expected that Citizens will continue to increase its insurance rates during 2011 and, as a result, the impact of Citizens should continue to lessen in 2011.

In 2007, Citizens became the principal direct competitor of the insurance companies that underwrite the condominium program administered by one of our indirect subsidiaries, Florida Intracoastal Underwriters, Limited Company ("FIU"), and the excess and surplus lines insurers represented by our wholesale brokers such as Hull & Company, Inc., another of our subsidiaries. Consequently, these operations lost significant amounts of revenue to Citizens. From 2008 through 2010, Citizens' impact was not as dramatic as it had been in 2007; FIU's core revenues decreased 9.2% in this period. Citizens continued to be

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

competitive against the excess and surplus lines insurers, and therefore Citizens negatively affected the revenues of our Florida-based wholesale brokerage operations, such as Hull & Company, Inc., from 2007 through 2010, although the impact is decreasing from year to year.

Citizens' impact on our Florida Retail Division was less severe than on our National Programs and Wholesale Brokerage Divisions, because our retail offices have the ability to place business with Citizens, although at slightly lower commission rates and with greater difficulty than is the case with other insurance companies.

Current Year Company Overview

For the fourth consecutive year, we experienced negative internal growth of our commissions and fees revenue as a direct result of the general weakness of the economy since the second half of 2008 and the continuing "soft market." Our total commissions and fees revenue excluding the effect of recent acquisitions, profit-sharing contingencies and sales of books of business over the last twelve months reflected a negative internal growth rate of (4.7)%. However, including the revenues from new acquisitions, increased profit-sharing contingencies, and the increase in other income, total revenues in 2010 increased 0.6% over 2009.

Income before income taxes in 2010 increased over 2009 by 4.5%, or $11.3 million, to $266.1 million. Of the $11.3 million increase, $5.6 million related to increased revenues with the remaining increase attributable to improved cost efficiencies, primarily in the area of rent expense and legal costs.

Acquisitions

Approximately 37,500 independent insurance agencies are estimated to be operating currently in the United States. Part of our continuing business strategy is to attract high-quality insurance intermediaries to join our operations. From 1993 through 2010, we acquired 367 insurance intermediary operations, including acquired books of business (customer accounts). Acquisition activity slowed in 2009 in part because potential sellers were unhappy with reduced agency valuations that were the consequence of lower revenues and operating profits due to the continuing "soft market" and decreasing exposure units, and therefore opted to defer the sales of their insurance agencies. The economic outlook in 2010 improved slightly over 2009 and as a result, certain sellers viewed 2010 as a better time in which to join our organization, and consequently, we were able to close a greater number of acquisitions.

A summary of our acquisitions over the last three years is as follows (in millions, except for number of acquisitions):

	Number of Acquisitions		Estimated Annual Revenues	Net Cash Paid	Notes Issued	Liabilities Assumed	Recorded Earn-out Payable	Aggregate Purchase Price
	Asset	Stock						
2010	**33**	**—**	**$ 70.6**	**$ 158.6**	**$ 0.8**	**$ 2.3**	**$ 25.1**	**$ 186.8**
2009	11	—	$ 26.5	$ 40.4	$ 6.9	$ 1.8	$ 7.2	$ 56.3
2008	43	2	$ 120.2	$ 255.8	$ 8.3	$ 14.6	$ —	$ 278.7

Results of Operations for the Years Ended December, 31, 2010, 2009 and 2008

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows (in thousands, except percentages):

	2010	Percent Change	2009	Percent Change	2008
REVENUES					
Core commissions and fees	$ 912,185	(0.5)%	$ 917,226	0.8%	$ 909,564
Profit-sharing contingent commissions	54,732	14.9%	47,637	(15.6)%	56,419
Investment income	1,326	14.2%	1,161	(80.9)%	6,079
Other income, net	5,249	183.3%	1,853	(66.3)%	5,492
Total revenues	973,492	0.6%	967,877	(1.0)%	977,554
EXPENSES					
Employee compensation and benefits	487,820	0.6%	484,680	(0.2)%	485,783
Non-cash stock-based compensation	6,845	(7.0)%	7,358	0.6%	7,314
Other operating expenses	135,851	(5.3)%	143,389	4.4%	137,352
Amortization	51,442	3.2%	49,857	6.9%	46,631
Depreciation	12,639	(4.5)%	13,240	(0.3)%	13,286
Interest	14,471	(0.9)%	14,599	(0.6)%	14,690
Change in estimated acquisition earn-out payables	(1,674)	—	—	—	—
Total expenses	707,394	(0.8)%	713,123	1.1%	705,056
Income before income taxes	$ 266,098	4.5%	$ 254,754	(6.5)%	$ 272,498
Net internal growth rate — core commissions and fees	(4.7)%		(5.1)%		(5.5)%
Employee compensation and benefits ratio	50.1%		50.1%		49.7%
Other operating expenses ratio	14.0%		14.8%		14.1%
Capital expenditures	$ 10,454		$ 11,310		$ 14,115
Total assets at December 31	$ 2,400,814		$ 2,224,226		$ 2,119,580

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, increased 0.2% in 2010, but decreased 0.1% in 2009 after a 5.6% increase in 2008. Profit-sharing contingent commissions increased $7.1 million to $54.7 million in 2010, with the increase primarily due to the performance of our National Programs Division. Profit-sharing contingent commissions decreased $8.8 million to $47.6 million in 2009 primarily due to higher loss ratios, and therefore, lower profitability for insurance carriers. Core commissions and fees are our commissions and fees, less (i) profit-sharing contingent commissions and (ii) divested business (commissions and fees generated from offices, books of business or niches sold or terminated). Core commissions and fees revenue decreased 4.7% in 2010, 5.1% in 2009 and 5.5% in 2008. The 2010 decrease of (4.7)% represents $42.7 million of net lost core commissions and fees revenue, of which $7.6 million was attributable to our retail, wholesale brokerage and services operations based in Florida, while $21.8 million related to our non-Florida retail, wholesale brokerage and services operations. The remaining $13.3 million of net lost core

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

commissions and fees revenue related to our National Programs Division, of which $10.7 million represented net lost business at Proctor Financial, Inc., our subsidiary which provides lender-placed insurance ("Proctor").

The 2009 decrease of (5.1)% represented $46.5 million of net lost core commissions and fees revenue, of which $22.4 million was attributable to our retail, wholesale brokerage and services operations based in Florida. The decrease in our non-Florida retail and wholesale brokerage operations in 2009 was $35.1 million, but that was substantially offset by Proctor's strong revenue growth of $13.4 million.

INVESTMENT INCOME

Investment income increased slightly to $1.3 million in 2010, compared with $1.2 million in 2009 and $6.1 million in 2008. The $4.9 million decrease in 2009 from 2008 was primarily due to substantially lower investment yields in 2009, even though the average daily invested balance was higher in 2009 than in 2008.

OTHER INCOME, NET

Other income for 2010 reflected income of $5.2 million, compared with $1.9 million in 2009 and $5.5 million in 2008. Other income consists primarily of gains and losses from the sale and disposition of assets. However, for 2010, other income also included $1.5 million paid to us in accordance with judgments rendered in our favor in litigation against former employees for violation of restrictive covenants contained in their employment agreements with us. Also in 2010, we recognized gains of $1.2 million from sales of books of business (customer accounts). Although we are not in the business of selling books of business, we periodically will sell an office or a book of business because it does not produce reasonable margins or demonstrate a potential for growth, or for other reasons related to the particular assets in question.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits expense increased, on a net basis, approximately 0.6% or $3.1 million in 2010. However, that net increase included $10.6 million of new compensation costs related to new acquisitions that were stand-alone offices, and therefore, employee compensation and benefits from those offices that existed in same time periods of 2010 and 2009 (including the new acquisitions that "folded in" to those offices) decreased by $7.4 million. The employee compensation and benefit reductions from these offices were primarily related to reductions in staff and management salaries and bonuses of $12.6 million, off-set by an increase in compensation of new producers of $3.2 million for new salaried producers and $0.8 million for new commissioned producers, and an increase of $1.1 million in group health insurance costs.

Employee compensation and benefits decreased, on a net basis, approximately (0.2)% or $1.1 million in 2009. However, that net decrease included $17.3 million of new compensation costs related to new acquisitions that were stand-alone offices, and therefore, employee compensation and benefits from those offices that existed in same time periods of 2009 and 2008 (including the new acquisitions that "folded in" to those offices) decreased by $18.4 million. The employee compensation and benefit reductions from these offices were primarily related to reductions in producer commissions, staff salaries and bonuses of $15.9 million, off-set by an increase in compensation of new salaried producers of $1.1 million.

Employee compensation and benefits expense as a percentage of total revenues remained flat at 50.1% for both 2010 and 2009, but was 49.7% in 2008. The increase in the percentage in 2009 from 2008 was the result of the continued reduction of compensation expense due to headcount reductions. We had 5,286 full-time equivalent employees at December 31, 2010, compared with 5,206 at December 31, 2009 and 5,398 at December 31, 2008. Of the net increase of 80 full-time equivalent employees at December 31, 2010 over the prior year-end, an increase of 226 was attributable to acquisitions that continued as stand-alone offices, thus reflecting a net reduction of 146 employees in the offices existing at both year-ends.

NON-CASH STOCK-BASED COMPENSATION

The Company has an employee stock purchase plan, and grants stock options and non-vested stock awards to its employees. Compensation expense for all share-based awards is recognized in the financial statements based upon the grant-date fair value of those awards.

For 2010, 2009 and 2008, the non-cash stock-based compensation expense incorporates the costs related to each of our four stock-based plans as explained in Note 11 of the Notes to the Consolidated Financial Statements.

Non-cash stock-based compensation decreased 7.0% or $0.5 million in 2010 as a result of headcount reductions. Effective January 2011, we issued new grants under our Stock Incentive Plan (SIP) that will vest in six to ten years, subject to the achievement of certain performance criteria by grantees, and the achievement of consolidated EPS growth at certain levels by the Company, over a five-year measurement period ending December 31, 2015. We estimate that the incremental cost of these new SIP grants in 2011 will be approximately $5.1 million.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses represented 14.0% in 2010, 14.8% in 2009 and 14.1% in 2008. Other operating expenses in 2010 decreased $7.5 million from 2009, of which $2.4 million was related to acquisitions that joined as stand-alone offices. Therefore, other operating expenses from those offices that existed in the same periods in both 2010 and 2009 (including the new acquisitions that "folded in" to those offices) decreased by $9.9 million. Of the $9.9 million decrease, $3.2 million related to reduced net legal fees, $2.5 million related to reductions in office rent expense, and the remaining $4.2 million related to broad-based reductions relating to travel and entertainment expenses, bad debt expenses, supplies, and postage and delivery expenses. Of the $3.2 million reduction in net legal fees, $3.8 million related to a reimbursement by an insurance carrier of previously incurred legal costs.

Other operating expenses in 2009 increased $6.0 million over 2008, of which $4.6 million was related to acquisitions that joined as stand-alone offices. Therefore, other operating expenses from those offices that existed in the same periods in both 2009 and 2008 (including the new acquisitions that "folded in" to those offices) increased by $1.4 million. Of the $1.4 million increase, $3.0 million resulted from additional legal fees, but those costs were partially offset by broad-based reductions relating to travel and entertainment expenses, supplies, and postage and delivery expenses.

AMORTIZATION

Amortization expense increased $1.6 million, or 3.2%, in 2010, $3.2 million, or 6.9%, in 2009, and $6.2 million, or 15.3%, in 2008. The increases in 2010 and 2009 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation decreased (4.5)% in 2010 and (0.3)% in 2009 but increased 4.1% in 2008. The decreases in 2010 and 2009 were primarily due to reduced acquisition activity. The increase in 2008 was primarily due to the purchase of new computers, related equipment and software, corporate aircraft and the depreciation of fixed assets associated with acquisitions completed that year.

INTEREST EXPENSE

Interest expense decreased $0.1 million, or (0.9)%, in 2010 and $0.1 million, or (0.6)%, in 2009 primarily as a result of principal payments during those years. Interest expense increased $0.9 million, or 6.4%, in 2008 over 2007 primarily as a result of the additional $25.0 million that was borrowed in February 2008.

CHANGE IN ESTIMATED ACQUISITION EARN-OUT PAYABLES

For acquisitions consummated after January 1, 2009, $32.3 million was initially recorded as estimated acquisition earn-out payables. During 2010, the fair value of the estimated acquisition earn-out payables was re-evaluated on a quarterly basis and reduced, in aggregate, by $1.7 million, which resulted in a credit to the Consolidated Statement of Income. Additionally, the interest expense accretion to the Consolidated Statement of Income for 2010 and 2009 was $0.9 million and $0.1 million, respectively.

INCOME TAXES

The effective tax rate on income from operations was 39.2% in 2010, 39.8% in 2009 and 39.0% in 2008. The lower effective annual tax rate in 2010 compared with 2009 was primarily the result of lower average effective state income tax rates. The higher effective annual tax rate in 2009 compared with 2008 was primarily the result of reduced benefits from tax-exempt interest income, and increased amounts of business conducted in states having higher state tax rates.

Results of Operations — Segment Information

As discussed in Note 15 of the Notes to Consolidated Financial Statements, we operate four reportable segments or divisions: the Retail, National Programs, Wholesale Brokerage, and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses result from completed acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management emphasizes the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

The internal growth rates for our core commissions and fees for the three years ended December 31, 2010, 2009 and 2008, by divisional units are as follows (in thousands, except percentages):

2010	For The Years Ended December 31, 2010	2009	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	**$ 151,113**	$ 155,928	$ (4,815)	(3.1)%	$ 1,509	$ (6,324)	(4.1)%
National Retail	**314,330**	308,461	5,869	1.9%	15,895	(10,026)	(3.3)%
Western Retail	**93,876**	98,249	(4,373)	(4.5)%	6,200	(10,573)	(10.8)%
Total Retail[1]	**559,319**	562,638	(3,319)	(0.6)%	23,604	(26,923)	(4.8)%
Professional Programs	**41,686**	44,588	(2,902)	(6.5)%	—	(2,902)	(6.5)%
Special Programs	**124,089**	133,704	(9,615)	(7.2)%	740	(10,355)	(7.7)%
Total National Programs	**165,775**	178,292	(12,517)	(7.0)%	740	(13,257)	(7.4)%
Wholesale Brokerage	**140,755**	142,069	(1,314)	(0.9)%	1,094	(2,408)	(1.7)%
Services	**46,336**	32,689	13,647	41.7%	13,716	(69)	(0.2)%
Total Core Commissions and Fees	**$ 912,185**	$ 915,688	$ (3,503)	(0.4)%	$ 39,154	$ (42,657)	(4.7)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2010 and 2009 is as follows (in thousands):

	For The Years Ended December 31, 2010	2009
Total core commissions and fees	**$ 912,185**	$ 915,688
Profit-sharing contingent commissions	**54,732**	47,637
Divested business	**—**	1,538
Total commission & fees	**$ 966,917**	$ 964,863

2009	For The Years Ended December 31, 2009	2008	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 155,817	$ 167,508	$ (11,691)	(7.0)%	$ 6,203	$ (17,894)	(10.7)%
National Retail	309,386	293,748	15,638	5.3%	32,713	(17,075)	(5.8)%
Western Retail	98,888	96,155	2,733	2.8%	16,302	(13,569)	(14.1)%
Total Retail[1]	564,091	557,411	6,680	1.2%	55,218	(48,538)	(8.7)%
Professional Programs	44,588	43,881	707	1.6%	—	707	1.6%
Special Programs	133,768	121,833	11,935	9.8%	1,719	10,216	8.4%
Total National Programs	178,356	165,714	12,642	7.6%	1,719	10,923	6.6%
Wholesale Brokerage	142,090	149,895	(7,805)	(5.2)%	1,602	(9,407)	(6.3)%
Services	32,689	32,137	552	1.7%	—	552	1.7%
Total Core Commissions and Fees	$ 917,226	$ 905,157	$ 12,069	1.3%	$ 58,539	$ (46,470)	(5.1)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2009 and 2008 is as follows (in thousands):

	For The Years Ended December 31, 2009	2008
Total core commissions and fees	$ 917,226	$ 905,157
Profit-sharing contingent commissions	47,637	56,419
Divested business	—	4,407
Total commission & fees	$ 964,863	$ 965,983

2008	For The Years Ended December 31, 2008	2007	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 168,576	$ 174,744	$ (6,168)	(3.5)%	$ 12,490	$ (18,658)	(10.7)%
National Retail	294,563	238,017	56,546	23.8%	64,337	(7,791)	(3.3)%
Western Retail	98,307	91,234	7,073	7.8%	15,321	(8,248)	(9.0)%
Total Retail[1]	561,446	503,995	57,451	11.4%	92,148	(34,697)	(6.9)%
Professional Programs	43,401	42,185	1,216	2.9%	—	1,216	2.9%
Special Programs	122,532	108,747	13,785	12.7%	674	13,111	12.1%
Total National Programs	165,933	150,932	15,001	9.9%	674	14,327	9.5%
Wholesale Brokerage	150,048	156,790	(6,742)	(4.3)%	16,192	(22,934)	(14.6)%
Services	32,137	35,505	(3,368)	(9.5)%	—	(3,368)	(9.5)%
Total Core Commissions and Fees	$ 909,564	$ 847,222	$ 62,342	7.4%	$ 109,014	$ (46,672)	(5.5)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2008 and 2007 is as follows (in thousands):

	For The Years Ended December 31, 2008	2007
Total core commissions and fees	$ 909,564	$ 847,222
Profit-sharing contingent commissions	56,419	57,623
Divested business	—	9,805
Total commission & fees	$ 965,983	$ 914,650

(1) The Retail Division includes commissions and fees reported in the "Other" column of the Segment Information in Note 15 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers. Approximately 96.2% of the Retail Division's commissions and fees revenue is commission-based. Because most of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions, net of related compensation, which we receive will be reflected in our pre-tax income.

Financial information relating to Brown & Brown's Retail Division is as follows (in thousands, except percentages):

	2010	**Percent Change**	2009	Percent Change	2008
REVENUES					
Core commissions and fees	**$ 558,535**	**(0.7)%**	$ 562,619	0.4%	$ 560,311
Profit-sharing contingent commissions	**15,274**	**(23.1)%**	19,853	(23.3)%	25,884
Investment income	**170**	**(39.7)%**	282	(71.8)%	999
Other income, net	**1,082**	**74.5%**	620	(79.6)%	3,044
Total revenues	**575,061**	**(1.4)%**	583,374	(1.2)%	590,238
EXPENSES					
Employee compensation and benefits	**288,957**	**(0.9)%**	291,675	0.1%	291,486
Non-cash stock-based compensation	**3,514**	**(25.1)%**	4,692	30.0%	3,610
Other operating expenses	**93,184**	**(4.6)%**	97,639	4.6%	93,372
Amortization	**30,725**	**2.6%**	29,943	11.6%	26,827
Depreciation	**5,349**	**(11.7)%**	6,060	—	6,061
Interest	**27,037**	**(14.4)%**	31,596	4.3%	30,287
Change in estimated acquisition earn-out payables	**(1,731)**	**—**	—	—	—
Total expenses	**447,035**	**(3.2)%**	461,605	2.2%	451,643
Income before income taxes	**$ 128,026**	**5.1%**	$ 121,769	(12.1)%	$ 138,595
Net internal growth rate — core commissions and fees	**(4.8)%**		(8.7)%		(6.9)%
Employee compensation and benefits ratio	**50.2%**		50.0%		49.4%
Other operating expenses ratio	**16.2%**		16.7%		15.8%
Capital expenditures	**$ 4,852**		$ 3,459		$ 4,152
Total assets at December 31	**$ 1,914,587**		$1,764,249		$ 1,687,137

The Retail Division's total revenues in 2010 decreased (1.4)%, or $8.3 million, from the same period in 2009, to $575.1 million. Profit-sharing contingent commissions in 2010 decreased $4.6 million, or (23.1)%, from 2009, primarily due to increased loss ratios resulting in lower profitability for insurance companies in 2009. The $4.1 million net decrease in commissions and fees revenue resulted from the following factors: (i) an increase of approximately $23.6 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in 2009, (ii) a decrease of $1.5 million related to commissions and fees revenue recorded in 2009 from business divested during 2010, and (iii) the remaining net decrease of $26.9 million was primarily attributable to net lost business. The Retail Division's negative internal growth rate for core commissions and fees revenue was (4.8)% for 2010, and was driven by lower property insurance rates and reduced insurable exposure units in most areas of the United States.

Income before income taxes for 2010 increased 5.1%, or $6.3 million, over the same period in 2009, to $128.0 million. Even though total revenues were down $8.3 million, total expenses were reduced by $14.6 million. Employee compensation and benefits expense was reduced $2.7 million primarily due to lower salaries and bonuses, non-cash stock-based compensation was reduced by $1.2 million as a result of lower participation in the employee stock purchase plan and certain forfeitures of performance stock plan shares, other operating expenses were reduced by $4.5 million due to broad-based expense reductions, a lower inter-company interest allocation of $4.5 million resulting from reduced acquisition activity and a $1.7 million credit resulted from changes in the estimated acquisition earn-out payables. Additionally, interest expenses of this Division for prior acquisitions decreased by $4.6 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of the Division's prior acquisitions.

The Retail Division's total revenues in 2009 decreased $6.9 million to $583.4 million, a (1.2)% decrease from 2008. Profit-sharing contingent commissions in 2009 decreased $6.0 million from 2008, primarily due to increased loss ratios resulting in lower profitability for insurance companies in 2008. Approximately $2.3 million of the change in the Retail Division's total revenues was due to net growth in core commissions and fees; however, $55.2 million was from acquisitions for which there were no comparable revenues in 2008. Therefore, excluding revenues from acquisitions, $48.5 million was lost on a "same-store sales" basis, resulting in a negative internal growth rate of (8.7)%. Most of the negative internal growth resulted from continued reductions in insurable exposure units caused by the significant slowdown in the middle-market economy during 2009. Additionally, insurance pricing continued to be competitive, primarily in Florida and in the western United States.

Income before income taxes in 2009 decreased $16.8 million from 2008, of which $6.0 million was due to reduced profit- sharing contingent commissions and $3.1 million was due to reduced investment and other income. The remaining decrease of $7.7 million was due to reduced earnings from core commissions and fees, offset by earnings from acquisitions.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division and the Wholesale Brokerage Division, the National Programs Division's revenues are primarily commission-based.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2010	Percent Change	2009	Percent Change	2008
REVENUES					
Core commissions and fees	$ 165,775	(7.1)%	$ 178,356	7.5%	$ 165,933
Profit-sharing contingent commissions	23,169	89.7%	12,216	1.8%	11,997
Investment income	1	(66.7)%	3	(99.1)%	327
Other income, net	220	NMF[1]	18	(37.9)%	29
Total revenues	189,165	(0.7)%	190,593	6.9%	178,286
EXPENSES					
Employee compensation and benefits	72,529	(0.8)%	73,142	7.4%	68,116
Non-cash stock-based compensation	811	(21.2)%	1,029	28.6%	800
Other operating expenses	25,359	(11.7)%	28,721	7.3%	26,761
Amortization	9,213	0.4%	9,175	0.8%	9,098
Depreciation	3,049	11.9%	2,725	1.2%	2,693
Interest	3,242	(39.6)%	5,365	(28.8)%	7,531
Change in estimated acquisition earn-out payables	21	—	—	—	—
Total expenses	114,224	(4.9)%	120,157	4.5%	114,999
Income before income taxes	$ 74,941	6.4%	$ 70,436	11.3%	$ 63,287
Net internal growth rate — core commissions and fees	(7.4)%		6.6%		9.5%
Employee compensation and benefits ratio	38.3%		38.4%		38.2%
Other operating expenses ratio	13.4%		15.1%		15.0%
Capital expenditures	$ 2,432		$ 4,318		$ 2,867
Total assets at December 31	$ 667,123		$ 627,392		$ 607,599

(1) NMF = Not a meaningful figure

The National Programs Division's total revenues in 2010 decreased $1.4 million to $189.2 million, a (0.7)% decrease from 2009. Profit-sharing contingent commissions in 2010 increased $11.0 million over 2009, of which $5.8 million of that increase related to our condominium program at FIU, and $3.8 million related to Proctor Financial, Inc., our subsidiary that provides lender-placed insurance ("Proctor"). FIU's increased profit-sharing contingent commissions were principally attributable to the lack of hurricane activity in Florida during 2010 and 2009. Proctor's increased profit-sharing contingent commissions were the direct result of the substantial premium growth generated by Proctor in 2009. Of the $12.6 million net decrease in commissions and fees for National Programs: (i) an increase of approximately $0.7 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2009; and (ii) the remaining net decrease of $13.3 million was primarily related to net lost business. Therefore, the National Programs Division's negative internal growth rate for core commissions and fees revenue was (7.4)% for 2010. Of the $13.3 million of net lost business, $10.7 million related to Proctor, and was primarily the result of its loss of two large customers, $1.9 million related to the Lawyer's Protector Plan® and $0.9 million related to FIU.

Income before income taxes for 2010 increased 6.4%, or $4.5 million, over the same period in 2009, to $74.9 million. Even though total revenues decreased $1.4 million, total expenses were reduced by $5.9 million. Employee compensation and benefits expense was reduced $0.6 million primarily due to lower salaries and producer commission expense, other operating expenses were reduced by $3.4 million due to broad-based expense reductions, and inter-company interest allocation was reduced by $2.1 million as a result of reduced acquisition activity. Additionally, interest expenses to this Division for prior acquisitions decreased by $2.1 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of the Division's prior acquisitions.

The National Programs Division's total revenues in 2009 increased $12.3 million to $190.6 million, a 6.9% increase over 2008. Profit-sharing contingent commissions in 2009 increased $0.2 million over 2008, primarily due to the improved profitability of the insurance carriers during calendar year 2008. Of the $12.4 million increase in core commissions and fees revenues, only approximately $1.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2008. The National Programs Division's net internal growth rate for core commissions and fees revenue was 6.6%, excluding core commissions and fees revenues recognized in 2009 from new acquisitions. The majority of the internally generated growth in core commissions and fees revenues was primarily related to $13.4 million of net new business written by Proctor. Additionally, our professional liability programs generated net new business of approximately $0.9 million, our condominium program at FIU was down slightly by $0.3 million, and our public entity business lost approximately $0.9 million of core commissions and fees revenue, mainly due to premium rate reductions.

Income before income taxes in 2009 increased $7.1 million to $70.4 million, an 11.3% increase over 2008. Most of this increase resulted from net new business generated by Proctor.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows (in thousands, except percentages):

	2010	**Percent Change**	2009	Percent Change	2008
REVENUES					
Core commissions and fees	**$ 140,755**	**(0.9)%**	$ 142,090	(5.3)%	$ 150,048
Profit-sharing contingent commissions	**16,289**	**4.6%**	15,568	(16.0)%	18,538
Investment income	**29**	**(53.2)%**	62	(95.6)%	1,414
Other income, net	**1,626**	**161.8%**	621	(3.7)%	645
Total revenues	**158,699**	**0.2%**	158,341	(7.2)%	170,645
EXPENSES					
Employee compensation and benefits	**78,945**	**(2.0)%**	80,561	(7.7)%	87,297
Non-cash stock-based compensation	**687**	**(30.3)%**	985	21.6%	810
Other operating expenses	**30,413**	**(6.0)%**	32,343	(4.4)%	33,815
Amortization	**10,201**	**(0.4)%**	10,239	0.3%	10,205
Depreciation	**2,695**	**(6.9)%**	2,894	0.1%	2,892
Interest	**10,770**	**(24.6)%**	14,289	(20.8)%	18,033
Change in estimated acquisition earn-out payables	**(246)**	**—**	—	—	—
Total expenses	**133,465**	**(5.6)%**	141,311	(7.7)%	153,052
Income before income taxes	**$ 25,234**	**48.2%**	$ 17,030	(3.2)%	$ 17,593
Net internal growth rate — core commissions and fees	**(1.7)%**		(6.3)%		(14.6)%
Employee compensation and benefits ratio	**49.7%**		50.9%		51.2%
Other operating expenses ratio	**19.2%**		20.4%		19.8%
Capital expenditures	**$ 1,838**		$ 3,201		$ 4,794
Total assets at December 31	**$ 631,344**		$ 618,704		$ 618,662

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Wholesale Brokerage Division's total revenues in 2010 increased $0.4 million over 2009, of which $0.7 million was attributable to higher profit-sharing contingent commissions, and $1.0 million was attributable to an increase in other income and this increase was partially offset by a $1.3 million reduction in core commissions and fees revenue. Of the $1.3 million net decrease in commissions and fees revenue: (i) an increase of approximately $1.1 million related to core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2009; and (ii) the remaining net decrease of $2.4 million was primarily due to net lost business. As such, the Wholesale Brokerage Division's negative internal growth rate for core commissions and fees revenue for 2010 was (1.7)%. Even though the internal growth rate in 2010 remained negative, the substantial reduction in the negative growth rates as compared to 2009 and 2008 reflects gradual continuation of the stabilization of coastal property insurance rates and the fact that excess and surplus lines insurance products continue to be more competitive against the standard lines carriers, including, especially, Citizens Property Insurance Corporation in Florida.

Income before income taxes for 2010 increased 48.2%, or $8.2 million, over the same period in 2009, to $25.2 million. Even though total revenues increased by only $0.4 million, total expenses were reduced by $7.8 million. Employee compensation and benefits expense was reduced $1.6 million primarily due to lower management and staff salaries and bonuses, and other operating expenses were reduced by $1.9 million, primarily in the areas of postage, supplies, telephone, and office rent costs. Additionally, interest expenses for this Division for prior acquisitions decreased by $3.5 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of the Division's prior acquisitions.

The Wholesale Brokerage Division's total revenues in 2009 decreased $12.3 million from 2008, of which $8.0 million was attributable to the reduction in core commissions and fees revenue, $3.0 million was the result of lower profit-sharing contingent commissions, and $1.4 million was due to a reduction in investment income. Of the $8.0 million net decrease in core commissions and fees, only $1.6 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2008. The net internal growth rate for core commissions and fees revenue in 2009 was (6.3)%, or $9.4 million less in revenues than in 2008, excluding core commissions and fees revenue recognized in 2009 from new acquisitions. The 2009 internal growth rate of (6.3)% was an improvement over the 2008 internal growth rate of (14.6)% and represented $13.5 million less of lost revenues. This improvement was reflective of the stabilization of coastal property insurance rates and the fact that excess and surplus lines insurance products have become more competitive against the standard lines carriers, including, especially, Citizens.

Income before income taxes in 2009 decreased by only $0.6 million to $17.0 million, a 3.2% decrease from 2008, even though total revenues decreased $12.3 million from 2008. This improvement in pre-tax margin was primarily the result of specific headcount reductions at several of our wholesale brokerage operations, which also resulted in a $6.7 million reduction in employee compensation and benefits. Additionally we reduced other operating expenses by $1.5 million, primarily in the areas of travel and entertainment expenses, bad debt expense and occupancy costs. Interest expenses for this Division for prior acquisitions decreased by $3.7 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of the Division's prior acquisitions.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration ("TPA") and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and, effective in 2010, Social Security disability and Medicare benefits advocacy services.

Unlike our other segments, approximately 99.8% of the Services Division's 2010 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows (in thousands, except percentages):

	2010	Percent Change	2009	Percent Change	2008
REVENUES					
Core commissions and fees	$ 46,336	41.7%	$ 32,689	1.7%	$ 32,137
Profit-sharing contingent commissions	—	—	—	—	—
Investment income	15	(34.8)%	23	76.9%	13
Other income (loss), net	96	209.7%	31	NMF[1]	(6)
Total revenues	46,447	41.9%	32,743	1.9%	32,144
EXPENSES					
Employee compensation and benefits	26,443	38.4%	19,106	4.4%	18,293
Non-cash stock-based compensation	87	(46.6)%	163	16.4%	140
Other operating expenses	7,734	54.2%	5,015	1.8%	4,924
Amortization	1,264	173.6%	462	—	462
Depreciation	352	5.7%	333	(20.9)%	421
Interest	2,592	288.0%	668	(11.1)%	751
Change in estimated acquisition earn-out payables	282	—	—	—	—
Total expenses	38,754	50.5%	25,747	3.0%	24,991
Income before income taxes	$ 7,693	10.0%	$ 6,996	(2.2)%	$ 7,153
Net internal growth rate — core commissions and fees	(0.2)%		1.7%		(9.5)%
Employee compensation and benefits ratio	56.9%		58.4%		56.9%
Other operating expenses ratio	16.7%		15.3%		15.3%
Capital expenditures	$ 419		$ 160		$ 301
Total assets at December 31	$ 145,321		$ 47,829		$ 45,360

(1) NMF = Not a meaningful figure

The Services Division's total revenues in 2010 increased $13.7 million over 2009, almost exclusively due to acquired revenues attributable to our Medicare Secondary Payer statute ("MSP") compliance-related services and our new Social Security disability and Medicare benefits advocacy services.

Income before income taxes in 2010 increased $0.7 million over 2009 due to the operations acquired in 2010. Additionally, interest expenses for this Division for the current year acquisitions increased by $1.9 million, primarily due to the interest rate charged against the total purchase price of the Division's acquisitions.

The Services Division's total revenues in 2009 increased $0.6 million from 2008, primarily due to net new business growth generated by our MSP compliance-related services and our workers' compensation claims business. This net new business growth was offset by a $0.9 million reduction in commissions and fees at our public entity claims services, due to the continued drop in the Florida workers' compensation rates.

Income before income taxes in 2009 decreased $0.2 million from 2008. Even though total revenues increased slightly in 2009, employee compensation and benefits increased $0.8 million, due to increased staffing associated with our MSP compliance-related services and our workers' compensation claims business.

OTHER

As discussed in Note 15 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charges to reporting segments.

Liquidity and Capital Resources

Our cash and cash equivalents of $273.0 million at December 31, 2010 reflected an increase of $75.9 million from the $197.1 million balance at December 31, 2009. During 2010, $296.1 million of cash was provided from operating activities. Also during

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

this period, $157.6 million of cash was used for acquisitions, $10.4 million was used for additions to fixed assets, $19.4 million was used for payments on long-term debt and $44.5 million was used for payment of dividends.

Our cash and cash equivalents of $197.1 million at December 31, 2009 reflected an increase of $118.6 million from the $78.6 million balance at December 31, 2008. During 2009, $221.6 million of cash was provided from operating activities. Also during this period, $44.7 million of cash was used for acquisitions, $11.3 million was used for additions to fixed assets, $15.1 million was used for payments on long-term debt and $42.9 million was used for payment of dividends.

Our cash and cash equivalents of $78.6 million at December 31, 2008 reflected an increase of $40.3 million from the $38.2 million balance at December 31, 2007. During 2008, $341.8 million of cash was provided from operating activities. Also during this period, $263.4 million of cash was used for acquisitions, $14.1 million was used for additions to fixed assets, $20.3 million was used for payments on long-term debt and $40.2 million was used for payment of dividends.

Our ratio of current assets to current liabilities (the "current ratio") was 1.39 and 1.28 at December 31, 2010 and 2009, respectively.

CONTRACTUAL CASH OBLIGATIONS

As of December 31, 2010, our contractual cash obligations were as follows:

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 251,729	$ 1,662	$ 67	$ 125,000	$ 125,000
Other liabilities	11,516	6,380	3,723	380	1,033
Operating leases	95,142	24,491	35,149	21,519	13,983
Interest obligations	39,368	12,790	17,675	7,522	1,381
Unrecognized tax benefits	656	—	656	—	—
Maximum future acquisition contingency payments	144,383	81,067	60,120	3,196	—
Total contractual cash obligations	$ 542,794	$ 126,390	$ 117,390	$ 157,617	$ 141,397

DEBT

In July 2004, we completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. We have used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2010 and 2009, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, we entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by us in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per annum were issued. As of December 31, 2010 and 2009, there was an outstanding balance of $50.0 million under the Master Agreement.

On January 21, 2011, we entered into a Confirmation of Acceptance (the "Confirmation") in connection with the Master Agreement in which we agreed to issue to the Purchaser and certain of the Purchaser's affiliates an aggregate of $100.0 million principal amount of unsecured Series E Senior Notes due September 15, 2018, with a fixed interest rate of 4.5% per year. The closing and funding date for the unsecured Series E Senior Notes is identified as September 15, 2011 in order to correspond with maturity date of the Series A Notes. In accordance with

ASC Topic 470 - Debt, the Company has classified the related principal balance as long-term debt as of December 31, 2010, as the Company has both the intent and ability to refinance the obligation on a long-term basis, as evidenced by the Confirmation.

On June 12, 2008, we entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement"), dated as of June 3, 2008, with a national banking institution, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on our quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 0.300% and 0.251% as of December 31, 2010 and 2009, respectively. There were no borrowings against this facility at December 31, 2010 or 2009.

All three of these credit agreements require that we maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2010 and 2009.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the Loan Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2011. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total-capitalization ratio, we would be able to raise additional capital through either the private or public debt markets.

For further discussion of our cash management and risk management policies, see "Quantitative and Qualitative Disclosures About Market Risk."

In addition, we currently have a shelf registration statement with the SEC registering the potential sale of an indeterminate amount of debt and equity securities in the future, from time to time, to augment our liquidity and capital resources.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that, of our significant accounting policies (see "Note 1—Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances. Subsequent commission adjustments are recognized upon our receipt of notification concerning matters necessitating such adjustments from the insurance companies. Profit-sharing contingent commissions are recognized when determinable, which is when such commissions are received from insurance companies, or when we receive formal notification of the amount of such payments. Fee revenues are recognized as services are rendered.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATIONS

We have acquired significant intangible assets through business acquisitions. These assets consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired (Goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

All of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based on their duration and any unique features of particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized.

Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

INTANGIBLE ASSETS IMPAIRMENT

Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. To determine if there is potential impairment of goodwill, we compare the fair value of each reporting unit with its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA").

Management assesses the recoverability of our goodwill on an annual basis, and assesses the recoverability of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2010 and identified no impairment as a result of the evaluation.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, which requires that the related compensation expense be recognized in the financial statements based upon the grant-date fair value of those awards.

LITIGATION CLAIMS

We are subject to numerous litigation claims that arise in the ordinary course of business. If it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2010	2009	2008
REVENUES			
Commissions and fees	**$ 966,917**	$ 964,863	$ 965,983
Investment income	**1,326**	1,161	6,079
Other income, net	**5,249**	1,853	5,492
Total revenues	**973,492**	967,877	977,554
EXPENSES			
Employee compensation and benefits	**487,820**	484,680	485,783
Non-cash stock-based compensation	**6,845**	7,358	7,314
Other operating expenses	**135,851**	143,389	137,352
Amortization	**51,442**	49,857	46,631
Depreciation	**12,639**	13,240	13,286
Interest	**14,471**	14,599	14,690
Change in estimated acquisition earn-out payables	**(1,674)**	—	—
Total expenses	**707,394**	713,123	705,056
Income before income taxes	**266,098**	254,754	272,498
Income taxes	**104,346**	101,460	106,374
Net income	**$ 161,752**	$ 153,294	$ 166,124
Net income per share:			
Basic	**$ 1.14**	$ 1.08	$ 1.18
Diluted	**$ 1.12**	$ 1.08	$ 1.17
Weighted average number of shares outstanding:			
Basic	**137,924**	137,173	136,319
Diluted	**139,318**	137,507	136,884
Dividends declared per share	**$ 0.3125**	$ 0.3025	$ 0.2850

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	At December 31, 2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 272,984**	$ 197,113
Restricted cash and investments	**123,594**	155,257
Short-term investments	**7,678**	8,213
Premiums, commissions and fees receivable	**214,446**	209,462
Deferred income taxes	**20,076**	11,791
Other current assets	**14,031**	31,863
Total current assets	**652,809**	613,699
Fixed assets, net	**59,713**	61,467
Goodwill	**1,194,827**	1,074,397
Amortizable intangible assets, net	**481,900**	468,862
Other assets	**11,565**	5,801
Total assets	**$ 2,400,814**	$ 2,224,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	**$ 311,346**	$ 310,296
Premium deposits and credits due customers	**28,509**	37,715
Accounts payable	**33,693**	17,431
Accrued expenses and other liabilities	**94,947**	96,387
Current portion of long-term debt	**1,662**	17,124
Total current liabilities	**470,157**	478,953
Long-term debt	**250,067**	250,209
Deferred income taxes, net	**146,482**	115,609
Other liabilities	**27,764**	9,581
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,795 at 2010 and 142,076 at 2009	**14,279**	14,208
Additional paid-in capital	**286,997**	267,856
Retained earnings	**1,205,061**	1,087,805
Accumulated other comprehensive income, net of related income tax effect of $4 at 2010 and $3 at 2009	**7**	5
Total shareholders' equity	**1,506,344**	1,369,874
Total liabilities and shareholders' equity	**$ 2,400,814**	$ 2,224,226

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2008	140,673	$ 14,067	$ 231,888	$ 851,490	$ 13	$ 1,097,458
Net income and comprehensive income				166,124		166,124
Common stock issued for employee stock benefit plans	856	86	17,823			17,909
Income tax benefit from exercise of stock benefit plans			138			138
Common stock issued to directors	15	1	318			319
Cash dividends paid ($0.285 per share)				(40,207)		(40,207)
Balance at December 31, 2008	141,544	$ 14,154	$ 250,167	$ 977,407	$ 13	$ 1,241,741
Net income				153,294		153,294
Net unrealized holding gain on available-for-sale securities					(8)	(8)
Comprehensive income						153,286
Common stock issued for employee stock benefit plans	518	52	17,160			17,212
Income tax benefit from exercise of stock benefit plans			243			243
Common stock issued to directors	14	2	286			288
Cash dividends paid ($0.3025 per share)				(42,896)		(42,896)
Balance at December 31, 2009	142,076	$ 14,208	$ 267,856	$ 1,087,805	$ 5	$ 1,369,874
Net income				**161,752**		**161,752**
Net unrealized holding loss on available-for-sale securities					**2**	**2**
Comprehensive income						**161,754**
Common stock issued for employee stock benefit plans	**705**	**70**	**7,495**			**7,565**
Income tax benefit from exercise of stock benefit plans			**11,391**			**11,391**
Common stock issued to directors	**14**	**1**	**255**			**256**
Cash dividends paid ($0.3125 per share)				**(44,496)**		**(44,496)**
Balance at December 31, 2010	**142,795**	**$ 14,279**	**$ 286,997**	**$ 1,205,061**	**$ 7**	**$1,506,344**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income	**$ 161,752**	$ 153,294	$ 166,124
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**51,442**	49,857	46,631
Depreciation	**12,639**	13,240	13,286
Non-cash stock-based compensation	**6,845**	7,358	7,314
Change in estimated acquisition earn-out payables	**(1,674)**	—	—
Deferred income taxes	**22,587**	27,851	25,713
Income tax benefit from exercise of shares from the stock benefit plans	**(11,391)**	—	—
Net (gain) loss on sales of investments, fixed assets and customer accounts	**(1,474)**	374	(1,071)
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments decrease (increase)	**31,663**	(10,507)	109,654
Premiums, commissions and fees receivable (increase) decrease	**(2,555)**	36,943	3,169
Other assets decrease	**14,529**	8,668	12,359
Premiums payable to insurance companies increase (decrease)	**436**	(48,491)	(40,045)
Premium deposits and credits due customers (decrease) increase	**(9,673)**	(6,049)	2,259
Accounts payable increase (decrease)	**28,246**	(1,819)	(5,992)
Accrued expenses (decrease) increase	**(2,087)**	(488)	4,099
Other liabilities (decrease)	**(5,233)**	(8,646)	(1,747)
Net cash provided by operating activities	**296,052**	221,585	341,753
Cash flows from investing activities:			
Additions to fixed assets	**(10,454)**	(11,310)	(14,115)
Payments for businesses acquired, net of cash acquired	**(157,637)**	(44,682)	(263,400)
Proceeds from sales of fixed assets and customer accounts	**1,558**	1,305	4,600
Purchases of investments	**(9,285)**	(11,570)	(13,774)
Proceeds from sales of investments	**9,327**	10,828	9,756
Net cash used in investing activities	**(166,491)**	(55,429)	(276,933)
Cash flows from financing activities:			
Payments on acquisition earn-outs	**(2,136)**	—	—
Proceeds from long-term debt	**—**	—	25,000
Payments on long-term debt	**(19,425)**	(15,089)	(20,342)
Borrowings on revolving credit facility	**—**	14,390	2,180
Payments on revolving credit facility	**—**	(14,390)	(2,180)
Income tax benefit from exercise of shares from the stock benefit plans	**11,391**	243	138
Issuances of common stock for employee stock benefit plans	**11,119**	10,142	10,914
Repurchase stock benefit plan shares for employee to fund tax withholdings	**(10,143)**	—	—
Cash dividends paid	**(44,496)**	(42,896)	(40,207)
Net cash used in financing activities	**(53,690)**	(47,600)	(24,497)
Net increase in cash and cash equivalents	**75,871**	118,556	40,323
Cash and cash equivalents at beginning of year	**197,113**	78,557	38,234
Cash and cash equivalents at end of year	**$ 272,984**	$ 197,113	$ 78,557

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is composed of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted based on known circumstances. The policy cancellation reserve was $5,559,000 and $7,796,000 at December 31, 2010 and 2009, respectively, and it is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon receipt of notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified of the amount of such commissions. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments with quoted market prices having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance company or companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until Brown & Brown disburses them. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term. In certain states in which Brown & Brown operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. These restricted funds are reported as restricted cash and investments on the Consolidated Balance Sheets. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivables from insurance companies. "Fees" are primarily receivables due from customers.

INVESTMENTS

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity were $7,000 and $5,000 at December 31, 2010 and 2009, net of deferred income taxes of $4,000 and $3,000, respectively.

FIXED ASSETS

Fixed assets, including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is subject to at least an annual assessment, and more frequently in the presence of certain circumstances, for impairment by applying a fair value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Brown & Brown completed its most recent annual assessment as of November 30, 2010 and identified no impairment as a result of the evaluation. In addition, as of December 31, 2010, there are no accumulated impairment losses.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each business "region" comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by considering the estimated future cash flows generated by the corresponding region. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2010, 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Effective in 2009, the Company adopted new Financial Accounting Standards Board ("FASB") authoritative guidance that states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share ("EPS") pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Performance stock shares granted to employees under the Company's Performance Stock Plan are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. This new guidance was adopted via retroactive application for the years ended December 31, 2008 and 2007, resulting in no change in either basic or diluted EPS for periods presented.

Basic EPS is computed based on the weighted average number of common shares issued and outstanding during the period. Diluted EPS is computed based on the weighted average common shares issued and outstanding plus equivalent shares assuming exercise of stock options. The dilutive effect of stock options is computed by application of the treasury stock method. The following is a reconciliation between basic and diluted weighted average shares outstanding for the years ended December 31:

(in thousands, except per share data)	**2010**	2009	2008
Net income	**$ 161,752**	$ 153,294	$ 166,124
Net income attributable to unvested awarded performance stock	**(5,097)**	(4,937)	(5,506)
Net income attributable to common shares	**$ 156,655**	$ 148,357	$ 160,618
Weighted average basic number of common shares outstanding	**142,412**	141,738	140,992
Less unvested awarded performance stock included in weighted average basic shares outstanding	**(4,488)**	(4,565)	(4,673)
Weighted average number of common shares outstanding for basic earnings per common share	**137,924**	137,173	136,319
Dilutive effect of stock options	**1,394**	334	565
Weighted average number of shares outstanding	**139,318**	137,507	136,884
Net income per share:			
Basic	**$ 1.14**	$ 1.08	$ 1.18
Diluted	**$ 1.12**	$ 1.08	$ 1.17

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2010 and 2009, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2010 and 2009 since the related coupon rate approximates the current market rate.

STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. The Company uses the modified-prospective method to account for share-based payments. Under the modified-prospective method, compensation cost is recognized for all share-based payments granted on or after January 1, 2006 and for all awards granted to employees prior to January 1, 2006 that remained unvested on that date. The Company uses the alternative transition method to determine the accounting of the income tax effects of payments made related to stock-based compensation.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued authoritative guidance establishing two levels of GAAP - authoritative and nonauthoritative - and making the Accounting Standards Codification ("ASC") the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the U.S. Securities and Exchange Commission (the "SEC"). This guidance, which was incorporated into ASC Topic 105 — Generally Accepted Accounting Principles, was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Company's Consolidated Financial Statements.

Business Combinations — In December 2007, the FASB issued authoritative guidance requiring an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity even if the acquirer has not acquired 100% of its target. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. Transaction costs are expensed as incurred. This guidance also modifies the recognition of pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This guidance also amends ASC Topic 740 - Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination, either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This guidance, which was incorporated into ASC Topic 805 - Business Combinations, is effective for fiscal years beginning after December 15, 2008. Effective January 1, 2009, the Company adopted this guidance on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the consolidated statement of income when incurred. Potential earn-out obligations are typically based upon future earnings of the acquired entities, usually between one and three years.

In April 2008, the FASB issued authoritative guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350 - Intangibles-Goodwill and Other. This guidance requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. This guidance, which is incorporated into ASC Topic 350 - Intangibles-Goodwill and Other, is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this guidance did not have any material impact on our consolidated financial statements.

In November 2008, the FASB ratified authoritative guidance that applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, this guidance requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset is expected to diminish in value. Defensive intangible assets must be recognized at fair value in accordance with ASC Topic 805 - Business Combinations, and ASC Topic 820 - Fair Value Measurements and Disclosures. This guidance, which was incorporated into ASC Topic 350 - Intangibles-Goodwill and Other, was effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of guidance did not have any material impact on our consolidated financial statements.

Subsequent Events — In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance, which was incorporated into ASC Topic 855 - Subsequent Events, was effective on a prospective basis for interim or annual periods ending after June 15, 2009, and was adopted on June 1, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International Accounting Standards — International Financial Reporting Standards ("IFRS") are a set of standards and interpretations adopted by the International Accounting Standards Board. The SEC is currently considering a potential IFRS adoption process in the United States, which could, in the near term, provide domestic issuers with an alternative accounting method and which could ultimately replace U.S. GAAP reporting requirements with IFRS reporting requirements. We are currently investigating the implications should we be required to adopt IFRS in the future.

NOTE 2 Business Combinations

ACQUISITIONS IN 2010

During 2010, Brown & Brown acquired the assets and assumed certain liabilities of 33 insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $186,783,000, including $158,636,000 of cash payments, the issuance of $759,000 in notes payable, the assumption of $2,298,000 of liabilities and $25,090,000 of recorded earn-out payables. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

Based on acquisition date and the complexity of the underlying valuation work, certain amounts included in the Company's consolidated financial statements may be provisional and thus subject to further adjustments within the permitted measurement period, as defined in ASC Topic 805-Business Combinations.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2010 Date of Acquisition	Net Cash Paid	Note Payable	Recorded Earn-out Payable	Recorded Purchase Price	*Maximum Potential Earn-out Payable*
DiMartino Associates, Inc.	Retail	March 1	$ 7,047	$ —	$ 3,402	$ 10,449	$ 5,637
Stone Insurance Agencies, et al.	Retail	May 1	15,825	—	124	15,949	3,000
Crowe Paradis Holding Company, et al.	Services	September 1	75,000	—	8,665	83,665	15,000
Thomas R Jones, Inc.	Retail	October 1	14,634	—	—	14,634	—
Other	Various	Various	46,130	759	12,899	59,788	30,668
Total			**$ 158,636**	**$ 759**	**$ 25,090**	**$ 184,485**	**$ 54,305**

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	DiMartino	Stone	Crowe	TR Jones	Other	Total
Cash	$ —	$ —	$ 1,000	$ —	$ —	$ 1,000
Other current assets	137	516	118	259	1,528	2,558
Fixed assets	21	70	500	120	180	891
Goodwill	6,890	11,128	53,573	8,683	36,119	116,393
Purchased customer accounts	3,380	5,172	28,440	5,643	22,841	65,476
Non-compete agreements	21	74	33	—	332	460
Other assets	—	—	1	4	—	5
Total assets acquired	10,449	16,960	83,665	14,709	61,000	186,783
Other current liabilities	—	(1,011)	—	(75)	(1,212)	(2,298)
Total liabilities assumed	—	(1,011)	—	(75)	(1,212)	(2,298)
Net assets acquired	**$ 10,449**	**$ 15,949**	**$ 83,665**	**$ 14,634**	**$ 59,788**	**$184,485**

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years, and noncompete agreements are 5.0 years.

Goodwill of $116,393,000, was assigned to the Retail and Services Divisions in the amounts of $57,423,000 and $58,970,000, respectively. Of the total goodwill of $116,393,000, $91,303,000 is currently deductible for income tax purposes. The remaining $25,090,000 relates to the earn-out payables and will not be deductible until it is earned and paid.

The results of operations for the acquisitions completed during 2010 have been combined with those of the Company since their respective acquisition dates. The total revenues and income before income taxes from the acquisitions completed through December 31, 2010 included in the Consolidated Statement of Income for the twelve months ended December 31, 2010 were $30,172,000 and $3,255,000, respectively. If the acquisitions had occurred as of the beginning of the comparable prior annual reporting period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(UNAUDITED) (in thousands, except per share data)	For the Year Ended December 31, 2010	2009
Total revenues	**$ 1,015,043**	$ 1,035,286
Income before income taxes	**$ 278,635**	$ 274,908
Net income	**$ 169,373**	$ 165,420
Net income per share:		
Basic	**$ 1.19**	$ 1.17
Diluted	**$ 1.18**	$ 1.16
Weighted average number of shares outstanding:		
Basic	**137,924**	137,173
Diluted	**139,318**	137,507

ACQUISITIONS IN 2009

During 2009, Brown & Brown acquired the assets and assumed certain liabilities of 11 insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $56,289,000, including $40,386,000 of net cash payments, the issuance of $6,889,000 in notes payable, the assumption of $1,788,000 of liabilities and $7,226,000 of recorded earn-out payables. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-qual-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ity individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the Consolidated Statement of Income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made. The change to the fair value of earn-out obligations recorded in net income for the year ended December 31, 2009 was not material.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2009 Date of Acquisition	Net Cash Paid	Note Payable	Recorded Earn-out Payable	Recorded Purchase Price	*Maximum Potential Earn-out Payable*
Conner Strong Companies -Small Business Unit	Retail	January 2	$ 22,748	$ —	$ —	$ 22,748	$ —
Irving Weber Associates, Inc.	Retail	May 1	6,181	—	1,282	7,463	3,980
Alamo Insurance Group, Inc.	Retail	December 31	(152)	6,484	1,684	8,016	3,242
Other	Various	Various	11,609	405	4,260	16,274	10,102
Total			$ 40,386	$ 6,889	$ 7,226	$ 54,501	$ 17,324

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Strong	Weber	Alamo	Other	Total
Fiduciary cash	$ —	$ —	$ —	$ —	$ —
Other current assets	556	250	—	1,084	1,890
Fixed assets	52	80	33	42	207
Goodwill	13,583	4,466	5,310	7,748	31,107
Purchased customer accounts	8,698	2,810	2,797	8,618	22,923
Non-compete agreements	—	11	21	125	157
Other assets	—	—	7	(2)	5
Total assets acquired	22,889	7,617	8,168	17,615	56,289
Other current liabilities	(141)	(154)	(152)	(1,341)	(1,788)
Deferred income taxes	—	—	—	—	—
Total liabilities assumed	(141)	(154)	(152)	(1,341)	(1,788)
Net assets acquired	$ 22,748	$ 7,463	$ 8,016	$ 16,274	$ 54,501

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 14.9 years, and non-compete agreements are 5.0 years.

Goodwill of $31,107,000 was assigned to the Retail, National Programs, Wholesale Brokerage and Services Divisions in the amounts of $25,610,000, $3,781,000, $1,716,000 and zero, respectively. Of the total goodwill of $31,107,000, $24,639,000 is currently deductible for income tax purposes. The remaining $6,468,000 relates to the earn-out payables and will not be deductible until it is earned and paid.

The results of operations for the acquisitions completed during 2009 have been combined with those of the Company since their respective acquisition dates. The total revenues and net pre-tax income from the acquisitions completed during 2009 included in the

Consolidated Statement of Income for the twelve months ended December 31, 2009 were $13,879,000 and $981,000, respectively. If the acquisitions had occurred as of the beginning of the compar able prior annual reporting period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(UNAUDITED) (in thousands, except per share data)	For the Year Ended December 31, 2009	2008
Total revenues	$ 977,749	$ 1,003,441
Income before income taxes	$ 258,111	$ 281,203
Net income	$ 155,314	$ 171,430
Net income per share:		
Basic	$ 1.10	$ 1.22
Diluted	$ 1.09	$ 1.21
Weighted average number of shares outstanding:		
Basic	137,173	136,319
Diluted	137,507	136,884

For acquisitions consummated prior to January 1, 2009, additional consideration paid to sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2010 as a result of these adjustments totaled $4,037,000, all of which was allocated to goodwill. Of the $4,037,000 net additional consideration paid, $975,000 was paid in cash and $3,062,000 was issued in notes payable. The net additional consideration paid by the Company in 2009 as a result of these adjustments totaled $20,052,000, of which $19,918,000 was allocated to goodwill, $109,000 to noncompete agreements and $25,000 to purchased customer accounts. Of the $20,052,000 net additional consideration paid, $4,296,000 was paid in cash and $15,756,000 was issued in notes payable.

As of December 31, 2010, the maximum future contingency payments related to all acquisitions totaled $144,383,000, of which $77,588,000 relates to acquisitions consummated prior to January 1, 2009 and $66,795,000 relates to acquisitions consummated subsequent to January 1, 2009.

For acquisitions consummated after January 1, 2009, $32,316,000 was initially recorded as the estimated earn-out payables. As of December 31, 2010, the fair value of the estimated earn-out payables was re-evaluated and reduced by $2,606,000, which resulted in a credit to the Condensed Consolidated Statement of Income. Additionally, the interest expense accretion to the Condensed Consolidated Statement of Income for the twelve months ended December 31, 2010 and 2009 was $932,000 and $129,000, respectively. As of December 31, 2010, the estimated earn-out payables were $29,609,000, of which $7,651,000 was recorded as current liabilities and $21,958,000 was recorded as non-current liabilities. As of December 31, 2009, the estimated earn-out payables were $7,226,000, all of which were recorded as non-current liabilities.

NOTE 3 Goodwill

The changes in goodwill for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Wholesale Brokerage	Service	**Total**
Balance as of January 1, 2009	$ 620,588	$ 147,298	$ 246,216	$ 9,270	$ 1,023,372
Goodwill of acquired businesses	35,520	5,303	10,202	—	51,025
Goodwill disposed of relating to sales of businesses	—	—	—	—	—
Balance as of December 31, 2009	$ 656,108	$ 152,601	$ 256,418	$ 9,270	$ 1,074,397
Goodwill of acquired businesses	60,518	—	942	58,970	120,430
Goodwill disposed of relating to sales of businesses	—	—	—	—	—
Balance as of December 31, 2010	**$ 716,626**	**$ 152,601**	**$ 257,360**	**$ 68,240**	**$ 1,194,827**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

(in thousands)	2010 Gross Carrying Value	2010 Accumulated Amortization	2010 Net Carrying Value	2010 Weighted-Average Life (years)	2009 Gross Carrying Value	2009 Accumulated Amortization	2009 Net Carrying Value	2009 Weighted-Average Life (years)
Purchased customer accounts	**$ 811,143**	**$ (330,627)**	**$480,516**	**14.9**	$ 747,717	$ (280,473)	$ 467,244	14.9
Non-compete agreements	**25,181**	**(23,797)**	**1,384**	**7.3**	24,721	(23,103)	1,618	7.3
Total	**$ 836,324**	**$ (354,424)**	**$481,900**		$772,438	$ (303,576)	$468,862	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2010, 2009 and 2008 was $51,442,000, $49,857,000 and $46,631,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2011, 2012, 2013, 2014 and 2015 is estimated to be $52,524,000, $51,882,000, $50,982,000, $49,796,000, and $48,449,000, respectively.

NOTE 5 Investments

Investments at December 31 consisted of the following:

(in thousands)	2010 Carrying Value Current	2010 Carrying Value Non-Current	2009 Carrying Value Current	2009 Carrying Value Non-Current
Available-for-sale marketable equity securities	**$ 36**	**—**	$ 33	—
Non-marketable certificates of deposit and other securities	**7,642**	**517**	8,180	15
Total investments	**$ 7,678**	**$ 517**	$ 8,213	$ 15

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2010	**$ 25**	**$ 11**	**—**	**$ 36**
2009	$ 25	$ 8	—	$ 33

The following table summarizes the proceeds and realized gains/(losses) on non-marketable equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2010	**$ 9,327**	**$ 6**	**—**
2009	$ 10,828	—	$ (299)
2008	$ 9,652	$ 542	$ (9)

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2010	2009
Furniture, fixtures and equipment	**$ 125,963**	$ 123,824
Leasehold improvements	**16,151**	15,555
Land, buildings and improvements	**438**	428
Total cost	**142,552**	139,807
Less accumulated depreciation and amortization	**(82,839)**	(78,340)
Total	**$ 59,713**	$ 61,467

Depreciation and amortization expense amounted to $12,639,000 in 2010, $13,240,000 in 2009, and $13,286,000 in 2008.

NOTE 7 Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31 consisted of the following:

(in thousands)	2010	2009
Accrued bonuses	**$ 43,896**	$ 41,770
Accrued compensation and benefits	**16,040**	15,204
Accrued rent and vendor expenses	**10,445**	9,524
Reserve for policy cancellations	**5,559**	7,796
Accrued interest	**4,727**	4,747
Other	**14,280**	17,346
Total	**$ 94,947**	$ 96,387

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2010	2009
Unsecured Senior Notes	**$ 250,000**	$ 250,000
Acquisition notes payable	**1,729**	17,289
Revolving credit facility	**—**	—
Other notes payable	**—**	44
Total debt	**251,729**	267,333
Less current portion	**(1,662)**	(17,124)
Long-term debt	**$ 250,067**	$ 250,209

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: (1) Series A, which closed on September 15, 2004, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and (2) Series B, which closed on July 15, 2004, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2010 and 2009, there was an outstanding balance of $200.0 million on the Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed 10 years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per year. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per year were issued. As of December 31, 2010 and 2009 there was an outstanding balance of $50.0 million under the Master Agreement.

On January 21, 2011, the Company entered into a Confirmation of Acceptance (the "Confirmation") in connection with the Master Agreement in which the Company agreed to issue to the Purchaser and certain of the Purchaser's affiliates an aggregate of $100.0 million principal amount of unsecured Series E Senior Notes due September 15, 2018, with a fixed interest rate of 4.5% per year. The closing and funding date for the unsecured Series E Senior Notes is identified as September 15, 2011 in order to correspond with maturity date of the Series A Notes. In accordance with ASC Topic 470 – Debt, the Company has classified the related principal balance as long-term debt as of December 31, 2010, as the Company has both the intent and ability to refinance the obligation on a long-term basis, as evidenced by the Confirmation.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement") with a national banking institution that was dated as of June 3, 2008, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 0.300% and 0.251% as of December 31, 2010 and 2009, respectively. There were no borrowings against this facility at December 31, 2010 or 2009.

All three of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2010 and 2009.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through July 2013, including interest in the range from 0.0% to 6.0%.

Interest paid in 2010, 2009 and 2008 was $14,491,000, $14,636,000 and $14,394,000, respectively.

At December 31, 2010, maturities of long-term debt were $1,662,000 in 2011, $33,000 in 2012, $33,000 in 2013, $100,000,000 in 2014, $25,000,000 in 2015 and $125,000,000 in 2016 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2010	2009	2008
Current:			
Federal	$ **70,715**	$ 62,547	$ 70,634
State	**10,236**	10,730	10,056
Foreign	**860**	286	56
Total current provision	**81,811**	73,563	80,746
Deferred:			
Federal	**19,890**	24,913	21,508
State	**2,645**	2,984	4,120
Total deferred provision	**22,535**	27,897	25,628
Total tax provision	$ **104,346**	$ 101,460	$ 106,374

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2010	2009	2008
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**3.5**	4.0	3.4
Non-deductible employee stock purchase plan expense	**0.3**	0.4	0.4
Non-deductible meals and entertainment	**0.3**	0.3	0.3
Interest exempt from taxation and dividend exclusion	**—**	(0.1)	(0.2)
Other, net	**0.1**	0.2	0.1
Effective tax rate	**39.2%**	39.8%	39.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's current deferred tax assets as of December 31 are as follows:

(in thousands)	2010	2009
Current deferred tax assets:		
Deferred profit-sharing contingent commissions	$ **12,274**	$ 11,791
Accruals and reserves	**7,802**	—
Total current deferred tax assets	$ **20,076**	$ 11,791

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of Brown & Brown's non-current deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2010	2009
Non-current deferred tax liabilities:		
Fixed assets	$ 9,263	$ 7,875
Net unrealized holding gain of available-for-sale securities	4	3
Prepaid insurance and pension	28	3,555
Intangible assets	146,815	120,887
Total non-current deferred tax liabilities	156,110	132,320
Non-current deferred tax assets:		
Deferred compensation	8,232	8,031
Accruals and reserves	—	7,422
Net operating loss carryforwards	1,721	1,536
Valuation allowance for deferred tax assets	(325)	(278)
Total non-current deferred tax assets	9,628	16,711
Net non-current deferred tax liability	$ 146,482	$ 115,609

Income taxes paid in 2010, 2009 and 2008 were $69,828,000, $76,373,000, and $79,339,000, respectively.

At December 31, 2010, Brown & Brown had net operating loss carryforwards of $323,000 and $34,713,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2011 through 2030. The federal carryforward is derived from insurance operations acquired by Brown & Brown in 2001. The state carryforward is derived from the operating results of certain subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2010	2009	2008
Unrecognized tax benefits balance at January 1	$ 635	$ 611	$ 507
Gross increases for tax positions of prior years	229	489	197
Gross decreases for tax positions of prior years	—	(274)	—
Settlements	(208)	(182)	—
Lapse of statute of limitations	—	(9)	(93)
Unrecognized tax benefits balance at January 1	$ 656	$ 635	$ 611

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and 2009, we had approximately $140,000 and $140,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $656,000 as of December 31, 2010 and $635,000 as of December 31, 2009. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As a result of a 2006 Internal Revenue Service ("IRS") audit, we agreed to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is also subject to taxation in the United Kingdom. In the United States, federal returns for fiscal years 2007 through 2010 remain open and subject to examination by the Internal Revenue Service. The Company files and remits state income taxes in various states where the Company has determined it is required to file state income taxes. The Company's filings with those states remain open for audit for the fiscal years 2006 through 2010. In the United Kingdom, the Company's filings remain open for audit for the fiscal years 2008 through 2010. The Company currently has no ongoing federal, state or foreign income tax audits.

NOTE 10 Employee Savings Plan

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution of 1.5% of the employee's salary for all eligible employees. Brown & Brown's contributions to the plan totaled $11,376,000 in 2010, $11,750,000 in 2009, and $11,061,000 in 2008.

NOTE 11 Stock-Based Compensation

STOCK INCENTIVE PLAN

On April 28, 2010, the shareholders of Brown & Brown, Inc. approved the 2010 Stock Incentive Plan (the "SIP") that provides for the granting of stock options, stock and/or stock appreciation rights to employees and Board members contingent on criteria established by the Compensation Committee of the Board of Directors of Brown & Brown, Inc. The principal purpose of the SIP is to attract, incentivize and retain key employees by offering those persons an opportunity to acquire or increase a direct proprietary interest in the Company's operations and future success. The SIP includes a sub-plan applicable to Decus Insurance Brokers Limited ("Decus") which, together with its parent company, Decus Holdings (U.K.) Limited, are the Company's only foreign subsidiaries. The shares of stock reserved for issuance under the Plan are any shares that are authorized to be issued under the Performance Stock Plan ("PSP") that are not already subject to grants under the PSP, and that were outstanding as of April 28, 2010, the date of suspension of the PSP, together with PSP shares and SIP shares that are forfeited after that date. As of April 28, 2010, 6,046,768 shares were available for issuance under the PSP.

In 2010, a grant of 187,040 shares was made under the SIP. This grant was conditioned upon the surrender of 187,040 shares previously granted under the PSP in 2009, which were accordingly treated as forfeited PSP shares. The vesting conditions of this grant were identical to those provided for in connection with the 2009 PSP grant; thus the target stock prices and the periods associated with satisfaction of the first and second conditions of vesting were unchanged. Additionally, grants totaling 5,205 shares were made in 2010 to Decus employees under the SIP sub-plan applicable to Decus. As of December 31, 2010, 38,449 shares met the first condition for vesting and had been awarded. At December 31, 2010, 6,340,384 shares are available for future grants, of which 1,507,755 of these shares are reserved for grants with PSP-type vesting conditions.

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 PSP shares may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted EPS. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants (or, in the case of the July 2009 grant to Powell Brown, 20 years); (ii) attainment of age 64; or (iii) death or disability. At December 31, 2010, 7,867,371 shares had been granted under the plan at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2010, 3,391,519 shares met the first condition for vesting and had been awarded, and 2,075,517 shares satisfied both conditions for vesting and had been distributed to the participants. On April 28, 2010, the PSP was suspended and any remaining authorized but unissued shares, as well as any shares forfeited in the future, will be reserved for issuance under the SIP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses a path-dependent lattice model to estimate the fair value of PSP grants on the grant date. A summary of PSP activity for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2008	$ 6.38	5,574,956	4,686,732	888,224
Granted	$ 9.41	2,607,885	—	2,607,885
Awarded	$ 8.22	—	17,023	(17,023)
Vested	$ 6.41	(38,004)	(38,004)	—
Forfeited	$ 11.78	(322,761)	(36,530)	(286,231)
Outstanding at December 31, 2008	$ 7.21	7,822,076	4,629,221	3,192,855
Granted	$ 11.80	389,580	—	389,580
Awarded	$ —	—	—	—
Vested	$ 6.05	(73,860)	(73,860)	—
Forfeited	$ 10.42	(379,249)	(131,925)	(247,324)
Outstanding at December 31, 2009	$ 7.39	7,758,547	4,423,436	3,335,111
Granted	$ 9.67	384,420	—	384,420
Awarded	$ 9.49	—	474,113	(474,113)
Vested	$ 2.02	(1,388,789)	(1,388,789)	—
Forfeited	$ 7.91	(962,324)	(117,241)	(845,083)
Outstanding at December 31, 2010	**$ 7.32**	**5,791,854**	**3,391,519**	**2,400,335**

The weighted average grant-date fair value of PSP grants for years ended December 31, 2010, 2009 and 2008 was $9.67, $11.80, and $9.41, respectively. The total fair market value of PSP grants that vested during each of the years ended December 31, 2010, 2009 and 2008 was $31,965,000, $1,412,000, and $685,000, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 12,000,000 authorized shares and 2,785,310 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the ESPP. Participants, through payroll deductions, may allot up to 10% of their compensation, to a maximum of $25,000, to purchase Company stock between August 1 of each year to the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or ending of the Subscription Period.

The Company estimates the fair value of an ESPP share option as of the beginning of the Subscription Period as the sum of: (1) 15% of the quoted market price of the Company's stock on the day prior to the beginning of the Subscription Period, and (2) 85% of the value of a one-year stock option on the Company stock using the Black-Scholes option-pricing model. The estimated fair value of an ESPP share option as of the Subscription Period beginning in August 2010 was $4.01. The fair value of an ESPP share option as of the Subscription Periods beginning in August 2009 and 2008, was $5.78 and $4.41, respectively.

For the plan years ended July 31, 2010, 2009 and 2008, the Company issued 500,334, 579,104 and 672,222 shares of common stock in August 2010, 2009 and 2008, respectively. These shares were issued at an aggregate purchase price of $8,325,548 or $16.64 per share in 2010, $9,358,000 or $16.16 per share in 2009 and $10,036,000 or $14.93 per share in 2008.

For the five months ended December 31, 2010, 2009 and 2008 of the 2010-2011, 2009-2010 and 2008-2009 plan years, 206,201, 250,414 and 257,643 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $3,400,000, $3,826,000 and $4,164,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted, and the shareholders approved, a qualified incentive stock option plan (the "ISOP") that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. On December 31, 2008, the ISOP expired. The objective of the ISOP was to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options were granted at the most recent trading day's closing market price and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant date. The Company granted 1,445,000 option shares during the year ended December 31, 2008 under the ISOP but did not grant any options during the year ended December 31, 2007. The weighted average fair value of the incentive stock options granted during 2008 estimated on the date of grant, using the Black-Scholes option-pricing model, was $4.92 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 1.41%; expected volatility of 26.0%; risk-free interest rate of 3.14%; and an expected term of six years.

The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2010, 2009 and 2008 is as follows:

Stock Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2008	1,253,468	$ 12.49	4.3	$ 22,679
Granted	1,445,000	$ 18.48		
Exercised	(223,453)	$ 4.84		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2008	2,475,015	$ 16.68	6.9	$ 22,587
Granted	—	—		
Exercised	(69,659)	$ 4.84		
Forfeited	(16,672)	$ 15.40		
Expired	—	—		
Outstanding at December 31, 2009	2,388,684	$ 17.03	6.1	$ 21,629
Granted	—	—		
Exercised	(313,514)	$ 13.13		
Forfeited	(200,000)	$ 18.48		
Expired	—	—		
Outstanding at December 31, 2010	**1,875,170**	**$ 17.53**	**5.4**	**$ 17,147**
Ending vested and expected to vest at December 31, 2010	**1,875,170**	**$ 17.53**	**5.4**	**$ 17,147**
Exercisable at December 31, 2010	**257,040**	**$ 17.92**	**6.0**	**$ 1,546**
Exercisable at December 31, 2009	317,020	$ 12.68	2.4	$ 1,676
Exercisable at December 31, 2008	383,701	$ 11.22	3.0	$ 3,715

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2010:

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contactural Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 15.78	673,636	2.2	$ 15.78	58,972	$ 15.78
$ 22.06	12,000	4.0	$ 22.06	4,534	$ 22.06
$ 18.48	1,189,534	7.2	$ 18.48	193,534	$ 18.48
Totals	1,875,170	5.4	$ 17.53	257,040	$ 17.92

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2010, 2009 and 2008 was $0.00, $0.00 and $4.92, respectively. The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2010, 2009 and 2008 was $2,344,000, $948,000, and $3,298,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2010, 2009 and 2008, respectively.

There are no option shares available for future grant under the ISOP since this plan expired as of December 31, 2008.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in thousands)	**2010**	2009	2008
Performance Stock Plan	**$ 2,836**	$ 2,878	$ 2,761
Employee Stock Purchase Plan	**2,511**	2,878	2,951
Incentive Stock Option Plan	**1,438**	1,602	1,602
Stock Incentive Plan	**60**	—	—
Total	**$ 6,845**	$ 7,358	$ 7,314

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2010, there was approximately $26.7 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.3 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	**2010**	2009	2008
Unrealized holding gain (loss) on available-for-sale securities, net of tax effect of $1 for 2010, net of tax benefit of $5 for 2009 and net of tax benefit of $0 for 2008	**$ 2**	$ (8)	—
Notes payable issued or assumed for purchased customer accounts	**$ 3,821**	$ 22,645	$ 15,987
Estimated acquisition earn-out payables and related charges	**$ 25,090**	$ 7,226	—
Notes received on the sale of fixed assets and customer accounts	**$ 1,825**	$ (958)	$ 3,610

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under non-cancelable operating lease arrangements expiring on various dates through 2020. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2010, the aggregate future minimum lease payments under all non-cancelable lease agreements were as follows:

(in thousands)	
2011	$ 24,491
2012	19,804
2013	15,345
2014	12,345
2015	9,174
Thereafter	13,983
Total minimum future lease payments	$ 95,142

Rental expense in 2010, 2009 and 2008 for operating leases totaled $35,216,000, $37,598,000, and $36,032,000, respectively.

LEGAL PROCEEDINGS

The Company is involved in numerous pending or threatened proceedings by or against Brown & Brown, Inc. or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed against the Company in these various proceedings are in some cases substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved and others are still in the investigation or discovery phase. The Company will continue to respond appropriately to these claims and lawsuits and to vigorously protect its interests.

Although the ultimate outcome of such matters cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries. On the basis of present information, availability of insurance and legal advice, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2010 and 2009 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Total revenues	**$ 252,273**	**$ 243,665**	**$ 247,616**	**$ 229,938**
Total expenses	**$ 179,189**	**$ 175,652**	**$ 174,582**	**$ 177,971**
Income before income taxes	**$ 73,084**	**$ 68,013**	**$ 73,034**	**$ 51,967**
Net income	**$ 44,128**	**$ 41,185**	**$ 44,293**	**$ 32,146**
Net income per share:				
Basic	**$ 0.31**	**$ 0.29**	**$ 0.31**	**$ 0.23**
Diluted	**$ 0.31**	**$ 0.29**	**$ 0.31**	**$ 0.22**
2009				
Total revenues	$ 263,580	$ 246,369	$ 243,766	$ 214,162
Total expenses	$ 184,373	$ 179,390	$ 176,275	$ 173,085
Income before income taxes	$ 79,207	$ 66,979	$ 67,491	$ 41,077
Net income	$ 48,012	$ 40,668	$ 40,961	$ 23,653
Net income per share:				
Basic	$ 0.34	$ 0.29	$ 0.29	$ 0.17
Diluted	$ 0.34	$ 0.29	$ 0.29	$ 0.17

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 15 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers; the National Programs Division, which is comprised of two units Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designed for specific industries, trade groups, public and quasi-public entities, and market niches; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and Social Security disability and Medicare benefits advocacy services. Brown & Brown conducts all of its operations within the United States of America, except for one wholesale brokerage operation based in London, England which commenced business in March 2008. This operation earned $9.9 million, $6.6 million and $2.6 million of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

(in thousands)	Year Ended December 31, 2010 Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	**$ 575,061**	**$ 189,165**	**$ 158,699**	**$ 46,447**	**$ 4,120**	**$ 973,492**
Investment income	**$ 170**	**$ 1**	**$ 29**	**$ 15**	**$ 1,111**	**$ 1,326**
Amortization	**$ 30,725**	**$ 9,213**	**$ 10,201**	**$ 1,264**	**$ 39**	**$ 51,442**
Depreciation	**$ 5,349**	**$ 3,049**	**$ 2,695**	**$ 352**	**$ 1,194**	**$ 12,639**
Interest expense	**$ 27,037**	**$ 3,242**	**$ 10,770**	**$ 2,592**	**$ (29,170)**	**$ 14,471**
Income before income taxes	**$ 128,026**	**$ 74,941**	**$ 25,234**	**$ 7,693**	**$ 30,204**	**$ 266,098**
Total assets	**$ 1,914,587**	**$ 667,123**	**$ 631,344**	**$ 145,321**	**$ (957,561)**	**$ 2,400,814**
Capital expenditures	**$ 4,852**	**$ 2,432**	**$ 1,838**	**$ 419**	**$ 913**	**$ 10,454**

(in thousands)	Year Ended December 31, 2009 Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 583,374	$ 190,593	$ 158,341	$ 32,743	$ 2,826	$ 967,877
Investment income	$ 282	$ 3	$ 62	$ 23	$ 791	$ 1,161
Amortization	$ 29,943	$ 9,175	$ 10,239	$ 462	$ 38	$ 49,857
Depreciation	$ 6,060	$ 2,725	$ 2,894	$ 333	$ 1,228	$ 13,240
Interest expense	$ 31,596	$ 5,365	$ 14,289	$ 668	$ (37,319)	$ 14,599
Income before income taxes	$ 121,769	$ 70,436	$ 17,030	$ 6,996	$ 38,523	$ 254,754
Total assets	$ 1,764,249	$ 627,392	$ 618,704	$ 47,829	$ (833,948)	$ 2,224,226
Capital expenditures	$ 3,459	$ 4,318	$ 3,201	$ 160	$ 172	$ 11,310

(in thousands)	Year Ended December 31, 2008 Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 590,238	$ 178,286	$ 170,645	$ 32,144	$ 6,241	$ 977,554
Investment income	$ 999	$ 327	$ 1,414	$ 13	$ 3,326	$ 6,079
Amortization	$ 26,827	$ 9,098	$ 10,205	$ 462	$ 39	$ 46,631
Depreciation	$ 6,061	$ 2,693	$ 2,892	$ 421	$ 1,219	$ 13,286
Interest expense	$ 30,287	$ 7,531	$ 18,033	$ 751	$ (41,912)	$ 14,690
Income before income taxes	$ 138,595	$ 63,287	$ 17,593	$ 7,153	$ 45,870	$ 272,498
Total assets	$ 1,687,137	$ 607,599	$ 618,662	$ 45,360	$ (839,178)	$ 2,119,580
Capital expenditures	$ 4,152	$ 2,867	$ 4,794	$ 301	$ 2,001	$ 14,115

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BROWN & BROWN, INC.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 1, 2011

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BROWN & BROWN, INC.

Daytona Beach, Florida

We have audited the internal control over financial reporting of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Medical Settlement Protocols; DiMartino Associates, Inc; Crowe Paradis Holding Company, et al.; Thomas R Jones, Inc. and Martin Benefits Consulting, LLC (collectively the "2010 Excluded Acquisitions"), which were acquired during 2010 and whose financial statements constitute 7.3 % and 5.5% of net and total assets, respectively, 2.0% of revenues, and 2.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting of the 2010 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 1, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 1, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of the effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2010: Medical Settlement Protocols; DiMartino Associates, Inc; Crowe Paradis Holding Company, et al.; Thomas R Jones, Inc. and Martin Benefits Consulting, LLC (collectively the "2010 Excluded Acquisitions"), which were acquired during 2010 and whose financial statements constitute 7.3 % and 5.5% of net and total assets, respectively, 2.0% of revenues, and 2.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that internal control over financial reporting was effective as of December 31, 2010. Management's internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
March 1, 2011



J. Powell Brown
Chief Executive Officer



Cory T. Walker
Chief Financial Officer

PERFORMANCE GRAPH

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the NYSE Composite Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co, Marsh & McLennan Companies, Inc., and Willis Group Holdings, Ltd.). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2005 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2005, with all dividends reinvested.


$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Brown & Brown, Inc.
NYSE Composite
Peer Group

COMPANY/INDEX/MARKET	12/31/2005	12/31/2006	12/30/2007	12/29/2008	12/31/2009	**12/31/2010**
	FISCAL YEAR ENDING					
Brown & Brown, Inc.	100.00	93.02	78.23	70.56	61.64	**83.42**
NYSE Market Index	100.00	120.47	131.15	79.67	102.20	**115.88**
Peer Group	100.00	101.01	105.33	97.52	90.16	**115.05**

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

Every morning in Africa
A Gazelle awakes.
It knows that it must run faster
Than the fastest Cheetah
Or it will be killed.

Every morning in Africa
A Cheetah awakes.
It knows that it must run faster
Than the slowest Gazelle
Or it will starve to death.

It doesn't matter whether
You're a Cheetah or a Gazelle:
When the sun comes up,
You had better be running.

Year Ended December 31,						
2007	2006	2005	2004	2003	2002	2001
14,650	$ 864,663	$ 775,543	$ 638,267	$ 545,287	$ 452,289	$ 359,697
30,494	11,479	6,578	2,715	1,428	2,945	3,686
14,523	1,862	3,686	5,952	4,325	508	1,646
59,667	878,004	785,807	646,934	551,040	455,742	365,029
144,101	404,891	374,943	314,221	268,372	224,755	187,653
5,667	5,416	3,337	2,625	2,272	3,823	1,984
131,371	126,492	105,622	84,927	74,617	66,554	56,815
40,436	36,498	33,245	22,146	17,470	14,042	15,860
12,763	11,309	10,061	8,910	8,203	7,245	6,536
13,802	13,357	14,469	7,156	3,624	4,659	5,703
—	—	—	—	—	—	—
548,140	597,963	541,677	439,985	374,558	321,078	274,551
311,527	280,041	244,130	206,949	176,482	134,664	90,478
120,568	107,691	93,579	78,106	66,160	49,271	34,834
—	—	—	—	—	2,271	1,731
90,959	$ 172,350	$ 150,551	$ 128,843	$ 110,322	$ 83,122	$ 53,913
46.3%	46.1%	47.7%	48.6%	48.7%	49.3%	51.4%
13.7%	14.4%	13.4%	13.1%	13.5%	14.6%	15.6%
1.35	$ 1.22	$ 1.08	$ 0.93	$ 0.80	$ 0.61	$ 0.43
36,357	135,886	135,033	133,994	132,814	130,730	121,889
0.2500	$ 0.2100	$ 0.1700	$ 0.1450	$ 0.1213	$ 0.1000	$ 0.0800
60,659	$ 1,807,952	$ 1,608,660	$ 1,249,517	$ 865,854	$ 754,349	$ 488,737
227,707	$ 226,252	$ 214,179	$ 227,063	$ 41,107	$ 57,585	$ 78,195
97,458	$ 929,345	$ 764,344	$ 624,325	$ 498,035	$ 391,590	$ 175,285
40,673	140,016	139,383	138,318	137,122	136,356	126,388
5,047	4,733	4,540	3,960	3,517	3,384	2,921
196,251	$ 189,368	$ 184,896	$ 173,046	$ 159,699	$ 144,565	$ 144,166
7.80	$ 6.64	$ 5.48	$ 4.51	$ 3.63	$ 2.87	$ 1.39
23.50	$ 28.21	$ 30.54	$ 21.78	$ 16.31	$ 16.16	$ 13.65
17.41	23.12	28.28	23.41	20.38	26.49	32.12
21%	23%	24%	26%	28%	47%	46%

All share and per-share information has been adjusted to give effect to the 2-for-1 common stock splits which became effective November 21, 2001 and November 29, 2005, respectively.

Weighted average number of shares outstanding-diluted has been adjusted to give effect for the two-class method of calculating earnings per share as described in Note 1 to the Consolidated Financial Statements.

Shareholder **Information**

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2010 filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2010 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

April 27, 2011
9:00 a.m. (EDT)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
email: investors@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of February 22, 2011, was 1,314. Closing price per share on that date was $26.22.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends per Common Share
2010	High	Low	
1st Quarter	**$ 18.10**	**$ 16.32**	**$ 0.0775**
2nd Quarter	**$ 20.45**	**$ 17.65**[1]	**$ 0.0775**
3rd Quarter	**$ 20.53**	**$ 18.85**	**$ 0.0775**
4th Quarter	**$ 24.39**	**$ 19.88**	**$ 0.08**
2009			
1st Quarter	$ 21.50	$ 14.95	$ 0.075
2nd Quarter	$ 20.30	$ 17.57	$ 0.075
3rd Quarter	$ 20.00	$ 18.33	$ 0.075
4th Quarter	$ 19.81	$ 17.10	$ 0.0775

(1) Excluding the official closing stock price of $8.04 on May 6, 2010, the date of the NYSE "Flash Crash."

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

designed and produced by see see eye / Atlanta Cover photo by Nick Tauro Jr.

Ten-Year **Financial Summary**

(in thousands, except per share data and other Information)	**2010**	2009	2008
REVENUES			
Commissions and fees	**$ 966,917**	$ 964,863	$ 965,983
Investment income	**1,326**	1,161	6,079
Other income, net	**5,249**	1,853	5,492
Total revenues	**973,492**	967,877	977,554
EXPENSES			
Compensation and benefits	**487,820**	484,680	485,783
Non-cash stock-based compensation	**6,845**	7,358	7,314
Other operating expenses	**135,851**	143,389	137,352
Amortization expense	**51,442**	49,857	46,631
Depreciation expense	**12,639**	13,240	13,286
Interest expense	**14,471**	14,599	14,690
Changes in estimated acquisition earn-out payables	**(1,674)**	—	—
Total expenses	**707,394**	713,123	705,056
Income before income taxes and minority interest	**266,098**	254,754	272,498
Income taxes	**104,346**	101,460	106,374
Minority interest, net of tax	**—**	—	—
Net income	**$ 161,752**	$ 153,294	$ 166,124
Compensation and benefits as % of total revenue	**50.1%**	50.1%	49.7%
Operating expenses as % of total revenue	**14.0%**	14.8%	14.1%
EARNINGS PER SHARE INFORMATION			
Net income per share—diluted	**$ 1.12**	$ 1.08	$ 1.17
Weighted average number of shares outstanding—diluted	**139,318**	137,507	136,884
Dividends paid per share	**$ 0.3125**	$ 0.3025	$ 0.2850
YEAR-END FINANCIAL POSITION			
Total assets	**$ 2,400,814**	$ 2,224,226	$ 2,119,580
Long-term debt	**$ 250,067**	$ 250,209	$ 253,616
Shareholders' equity	**$ 1,506,344**	$ 1,369,874	$ 1,241,741
Total shares outstanding (excluding treasury shares)	**142,795**	142,076	141,544
OTHER INFORMATION			
Number of full-time equivalent employees	**5,286**	5,206	5,398
Revenue per average number of employees	**$ 185,568**	$ 182,549	$ 187,181
Book value per share	**$ 10.55**	$ 9.64	$ 8.77
Stock price at year end (closing price)	**$ 23.94**	$ 17.97	$ 20.90
Stock price earnings multiple	**21.38**	16.64	17.86
Return on beginning shareholders' equity	**12%**	12%	15%

NOTE: Prior years have been restated to reflect the acquisitions of The Huval Insurance Agency, Spencer & Associates, The Young Agency, Layne & Associates, Insurance Professionals Inc. and CompVantage, Finwall & Associates, The Connelly Insurance Group, The Benefits Group, Logan Insurance Agency, Froehlich-Paulson-Moore, McKinnon & Mooney and Raleigh, Schwarz & Powell in 2001.




Brown
&
Brown
INSURANCE®

www.bbinsurance.com